UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549
FORM 11-K
(Mark One)
[X]	ANNUAL REPORT PURSUANT TO SECTION 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934
	For the fiscal year ended		December 31, 2014

[ ]	TRANSITION REPORT PURSUANT TO SECTION 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934
	For the transition period from	to

	Commission file number		1-14201

SEMPRA ENERGY SAVINGS PLAN, SAN DIEGO GAS & ELECTRIC COMPANY SAVINGS PLAN, SOUTHERN CALIFORNIA GAS COMPANY RETIREMENT SAVINGS PLAN AND MOBILE GAS SERVICE CORPORATION EMPLOYEE SAVINGS PLAN
(Full title of the Plans)

SEMPRA ENERGY
(Name of the issuer of the securities held pursuant to the Plan)

101 Ash Street, San Diego, California 92101
(Address of principal executive office of the issuer)

AUDITED FINANCIAL STATEMENTS

Sempra Energy Savings Plan
San Diego Gas & Electric Company Savings Plan
Southern California Gas Company Retirement Savings Plan
Mobile Gas Service Corporation Employee Savings Plan

SIGNATURES

EXHIBITS

23.0 Consent of Independent Registered Public Accounting Firm

Sempra Energy
Savings Plan

Employer ID No: 33-0732627
Plan Number: 002

Financial Statements as of December 31, 2014 and
2013, and for the Year Ended December 31, 2014,
Supplemental Schedule as of December 31, 2014,
and Report of Independent Registered Public
Accounting Firm

SEMPRA ENERGY SAVINGS PLAN

NOTE:    Other schedules required by the Department of Labor’s Rules and Regulations for
Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 are omitted because of the absence of conditions under which they are required or they are filed by the trustee of the Master Trust in which the Plan participates.

REPORT OF INDEPENDENT REGISTERED PUB3IC ACCOUNTING FIRM

To the Trustees and Participants of
Sempra Energy Savings Plan
San Diego, California

We have audited the accompanying statements of net assets available for benefits of Sempra Energy Savings Plan (the “Plan”) as of December 31, 2014 and 2013, and the related statement of changes in net assets available for benefits for the year ended December 31, 2014. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2014 and 2013, and the changes in net assets available for benefits for the year ended December 31, 2014 in conformity with accounting principles generally accepted in the United States of America.

The supplemental schedule of assets (held at end of year) as of December 31, 2014 has been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The supplemental schedule is the responsibility of the Plan’s management. Our audit procedures included determining whether the supplemental schedule reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental schedule. In forming our opinion on the supplemental schedule, we evaluated whether the supplemental schedule, including its form and content, is presented in compliance with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, such schedule is fairly stated, in all material respects, in relation to the financial statements as a whole.

/s/ DELOITTE & TOUCHE LLP

San Diego, California
June 24, 2015

SEMPRA ENERGY SAVINGS PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

AS OF DECEMBER 31, 2014 AND 2013

(Dollars in thousands)

	2014	2013

INVESTMENT —
Investment in Sempra Energy Savings Master Trust, at fair value	$273,544	$246,960

RECEIVABLES:
Notes receivable from participants	2,872	2,808
Employer contributions	854	905
Dividends	487	516
Participant contributions	1	1

Total receivables	4,214	4,230

NET ASSETS AVAILABLE FOR BENEFITS	$277,758	$251,190

See notes to financial statements.

SEMPRA ENERGY SAVINGS PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

FOR THE YEAR ENDED DECEMBER 31, 2014

(Dollars in thousands)

ADDITIONS:
Net investment income — Plan interest in Sempra Energy Savings Master Trust investment income	$30,631

Contributions:
Employer	3,645
Participant	9,680
Participant rollovers	1,625

Total contributions	14,950

Interest income on notes receivable from participants	116

Total additions	45,697

DEDUCTIONS:
Distributions to participants or their beneficiaries	20,147
Administrative expenses	93

Total deductions	20,240

INCREASE IN NET ASSETS BEFORE PLAN TRANSFERS	25,457

PLAN TRANSFERS:
Transfers from plans of related entities	6,051
Transfers to plans of related entities	(4,940)

Net plan transfers into plan	1,111

INCREASE IN NET ASSETS	26,568

NET ASSETS AVAILABLE FOR BENEFITS:
Beginning of year	251,190

End of year	$277,758

See notes to financial statements.

SEMPRA ENERGY SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2014 AND 2013, AND FOR THE YEAR ENDED DECEMBER 31, 2014

1.                    PLAN DESCRIPTION AND RELATED INFORMATION

The following description of the Sempra Energy Savings Plan (the Plan) is provided for general information purposes only. Participants should refer to the Plan document for a more complete description of the Plan’s provisions.

General — The Plan is a defined contribution plan that provides employees of Sempra Energy or any affiliate who has adopted this Plan (the Company or Employer) with retirement benefits. Employees may participate immediately in the Plan and, after one year in which they complete 1,000 hours of service, receive an Employer matching contribution. Employees may make regular savings investments in Sempra Energy common stock and other optional investments permitted by the Plan. The Pension and Benefits Committee of the Company controls and manages the operation and administration of the Plan. T. Rowe Price (TRP or the Trustee) serves as the trustee of the Plan. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

Employees transfer between the Company and related entities for various reasons, resulting in the transfer of participation and participant assets from one plan to another.

Contributions — Contributions to the Plan can be made under the following provisions:

Participating Employee Contributions — Under the terms of the Plan, participants may contribute up to 50% of eligible pay on a pretax basis, an after-tax basis, or a combination thereof. The Internal Revenue Code (IRC) limited total individual pretax contributions to $17,500 for 2014. Catch-up contributions are permitted for participants of at least 50 years of age. The catch-up provision provided these participants the opportunity to contribute an additional $5,500 on a pretax basis for 2014. The Plan allows for automatic enrollment of newly hired employees who either do not elect a specific deferral percentage or do not opt out of the Plan. The automatic deferral is an amount equal to 3% of eligible pay, increasing each May 1st by 1% up to a maximum of 6%. The default investment vehicle for 2014 is the T. Rowe Price Retirement Active Trust option with the age-appropriate asset allocation of stocks and bonds based on the assumption that the employee will retire at age 65.

Employer Nonelective Matching Contributions — The Company makes matching contributions to the Plan for all participants equal to 50% of each participant’s contribution, up to the first 6% of eligible pay, each pay period. The Company’s matching contributions are made in Sempra Energy common stock, cash or any combination thereof and invested according to each participant’s investment election.

Discretionary Incentive Contribution — If established performance goals and targets of the Company are met in accordance with the terms of the incentive guidelines established each year, the Company may make an incentive contribution for all employees as determined by the Board of Directors of Sempra Energy. Incentive contributions of 0.91% and 1.00% of eligible compensation for all eligible employees were made for 2014 and 2013, respectively. All incentive contributions were made on March 16, 2015 and March 17, 2014 to eligible employees employed on December 31, 2014 and 2013, respectively. The contributions were made in the form of cash and stock and invested according to each participant’s investment election on the date of contribution. Total discretionary incentive contributions for the years ended December 31, 2014 and 2013 were $854,041 and $904,469, respectively, and are reflected in Employer contributions receivable on the Statements of Net Assets Available for Benefits as of December 31, 2014 and 2013, respectively.

Participant Accounts — A separate account is established and maintained in the name of each participant. Each participant’s account reflects the participant’s contributions, the Employer’s nonelective matching and discretionary incentive contributions, the earnings and losses attributed to each investment, benefit distributions, and certain administrative expenses as described in Note 2 below. Participants are allocated a share of each fund’s investment earnings net of investment fees on a daily basis, based upon their account balance.

Participants are allowed to redirect up to 100% of the shares in the Employer matching account into any of the Plan’s designated investments.

Vesting — All participant accounts are fully vested and nonforfeitable at all times.

Investment Options — All investments are held by the Sempra Energy Savings Master Trust (the Master Trust) (see Note 5). Employees elect to have their contributions invested in increments of 1% in Sempra Energy common stock, specific mutual funds or common/collective trusts offered by T. Rowe Price, Fidelity Investment Managers, and the Vanguard Group, or a broad range of funds through a brokerage account, TradeLink Plus. The Plan allows participants to invest a maximum of 50% of the entire value of their Plan account within their TradeLink Plus account. The TradeLink Plus accounts allow participants to invest in any listed fund or security except Sempra Energy common stock.

Payment of Dividends — Participants may elect at any time to either receive distributions of cash dividends on the shares of Sempra Energy common stock held in their account or to reinvest those dividends in Sempra Energy common stock. Former employees that elect to leave their account balance in the Plan and receive cash dividends from Sempra Energy common stock in their account will receive such dividends in cash or have them reinvested in Sempra Energy common stock, based on their election on the date of termination of employment with the Company, retirement or permanent disability.

Payment of Benefits — Upon termination of employment with the Company, retirement or permanent disability, participants or the named beneficiary(ies) (in the event of death) with an account balance greater than $5,000 are given the options to have their vested account balance remain in the Plan, roll the entire amount to another qualified retirement plan or individual retirement account, or receive their vested account balance in a single lump-sum payment in cash or Sempra Energy common stock for any portion of their account held in Sempra Energy common stock. Plan participants, in addition to the benefit payment options above, may elect to have all Plan benefits paid in monthly, quarterly, semi-annual or annual installments over a period of years not to exceed their life expectancy, or have all or a portion of their benefits paid in periodic annual payments. The accounts of terminated participants with account balances from $1,000 to $5,000 that do not elect a lump-sum payment or a rollover to a qualified retirement plan or individual retirement account will be automatically rolled into an individual retirement account. Terminated participants with account balances less than $1,000 automatically receive a lump-sum cash payment.

Plan Termination — Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions and to terminate the Plan at any time, subject to the provisions of ERISA. In the event of termination, the net assets of the Plan will be distributed to the participants.

Related-Party Transactions — Certain Plan investments, held through the Master Trust, are shares of investment funds managed by T. Rowe Price, the Plan’s trustee. Additionally, the Plan issues loans to participants, which are secured by the balances in the participants’ accounts. These transactions qualify as exempt party-in-interest transactions.

At December 31, 2014 and 2013, the Plan held, through the Master Trust, 775,902 and 831,809 shares, respectively, of common stock of Sempra Energy, the sponsoring employer, and recorded related dividend income of $2,027,100 during the year ended December 31, 2014.

Certain administrative functions of the Plan are performed by officers or employees of the Company. No such officer or employee receives compensation from the Plan.

Participant Loans — Participants may borrow from their accounts (see Note 4).

2.                    SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting — The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (GAAP).

Use of Estimates — The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of net assets and disclosures at the date of the financial statements and the reported changes in net assets during the reporting period. Actual results could differ from those estimates.

Risks and Uncertainties — The Plan invests in the Master Trust, which utilizes various investment instruments, including common stock, mutual funds, common collective trusts, and a stable value fund. Investment securities, in general, are exposed to various risks, such as interest rate risk, credit risk, and overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the value of the participants’ account balances and the amounts reported in the financial statements.

Investment Valuation and Income Recognition — The fair value of the Plan’s interest in the Master Trust is based on the beginning of year value of the Plan’s interest in the Master Trust, plus actual contributions and allocated investment income, less actual distributions and allocated administrative expense, plus or minus changes in unrealized gains and losses.

The Master Trust’s investments are stated at fair value. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date (exit price). See Note 6 for discussion of fair value measurements.

Purchases and sales of securities are recorded on the trade date. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

Benefit Payments — Benefits are recorded when paid. There were no amounts allocated to accounts of persons who have elected to withdraw from the Plan but have not yet been paid as of December 31, 2014 or 2013.

Administrative Expenses — Certain administrative expenses are paid directly by the Company, such as legal and accounting fees. Each participant is charged a flat, monthly recordkeeping fee after 23 months of employment and, if applicable, loan initiation, short-term trading and redemption fees. The Company pays the flat, monthly recordkeeping fee for each participant during their first 23 months of employment. All investment fees are deducted from participants’ investment earnings.

New Accounting Pronouncement — Accounting Standards Update (ASU) No. 2015-07, Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements in U.S. GAAP and International Financial Reporting Standards (IFRS): ASU No. 2015-07, which amends Accounting Standards Codification 820, Fair Value Measurements and Disclosures, removes the requirement to categorize within the fair value hierarchy all investments for which fair value is measured using the net asset value per share practical expedient, as well as the requirement to make specific disclosures for all investments eligible for such treatment. Instead, such disclosures are restricted only to investments that the entity has elected to measure using the practical expedient.

The Plan will adopt ASU 2015-07 on January 1, 2016 as required.

Subsequent Events — Management has evaluated subsequent events through the date the financial statements were issued (see Note 9).

3.                    TAX STATUS

In 2011, the Company was notified by T. Rowe Price, in its capacity as recordkeeper, of administrative errors involving certain Plan participants’ loans. T. Rowe Price disclosed these administrative errors to the Internal Revenue Service (IRS) through a Group Voluntary Compliance Program (Group VCP) submission on September 1, 2011 under the IRS’ Employee Plans Compliance Resolution System correction program. The Company reviewed these matters and elected to participate in the group filing. The Company elected to make the necessary corrections to affected participant loans immediately upon notification. On April 1, 2014, T. Rowe Price notified the Plan that the IRS had approved the proposed correction methods that were filed with the Group VCP on September 1, 2011, therefore, there is no impact on the Plan’s tax status as a result of the administrative error.

The IRS has determined and informed the Company by a letter dated June 10, 2014, that the Plan and related trust were designed in accordance with the applicable regulations of the IRC. The Plan has been amended as described in Note 9 since receiving the determination letter; however, the Company and Plan management believe that the Plan is currently designed and operated in compliance with the applicable requirements of the IRC, and that the Plan and related trust continue to be tax exempt. Therefore, no provision for income taxes has been included in the Plan’s financial statements.

GAAP requires Plan management to evaluate tax positions taken by the Plan and recognize a tax liability (or asset) if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the IRS. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. The Plan administrator believes it is no longer subject to income tax examinations for years prior to 2012.

4.                    PARTICIPANT LOANS

The Plan permits participants to borrow against the balances in their individual accounts. A participant is limited to borrowing a maximum of 50% of the value of his/her account balance or $50,000, whichever is less. The minimum amount that can be borrowed is $1,000, and the fee charged for processing a loan is paid by the participant who takes out the loan. Participants may have up to two loans outstanding, one of which can be a primary residence loan. If a participant defaults on a loan, it becomes a deemed distribution from the Plan to the participant. Primary residence loans are amortized over a maximum repayment period of 15 years, and other loans have a maximum repayment period of five years. All loans bear interest at 1% above the prime rate, as published in The Wall Street Journal, at the time the loan is made. As of  December 31, 2014 and 2013  interest rates on loans ranged from 4.25% to 9.25% and 4.25% to 10.5%, respectively. As of December 31, 2014, the loans had maturity dates through December 2029. The Plan’s participant loans, carried at outstanding loan balances plus accrued interest, are presented as Notes receivable from participants on the Statements of Net Assets Available for Benefits.

5.                    INVESTMENTS IN THE MASTER TRUST (DOLLARS IN THOUSANDS)

The Plan’s investments are held in a trust account at TRP, and consist of an interest in the Master Trust. Use of the Master Trust permits the commingling of the trust assets of two or more similar employee benefit plans sponsored by Sempra Energy for investment and administrative purposes. The Plan’s interest in the investments of the Master Trust is based on the individual Plan participants’ investment balances. Investment income is allocated by the Trustee on a daily basis through a valuation of each participating plan’s investments and each participant’s share of each investment. Expenses relating to the Master Trust are allocated to the individual funds based upon each participant’s pro rata share, per-share calculation, or by transaction in a specific fund. At both December 31, 2014 and 2013, the Plan’s interest in the investments of the Master Trust was approximately 8% .

The investments of the Master Trust at December 31, 2014 and 2013, are summarized as follows:

	2014	2013

At fair value:
Sempra Energy common stock	$1,443,122	$1,260,527
Mutual funds:
Domestic stock funds	364,935	324,988
Bond funds	112,503	109,266
Other	32,882	28,785

Total mutual funds	510,320	463,039

At estimated fair value:
Stable value fund	191,035	177,517

Common/collective trusts:
Retirement active	730,364	663,764
Domestic small-cap core equity	213,647	221,795
Domestic mid-cap core equity	24,806	15,575
International equity commingled pool	102,003	110,026
Domestic treasury money market	64,796	70,513
Equity income	92,814	86,514
Growth stock	92,326	83,802

Total common/collective trusts	1,320,756	1,251,989

Master Trust investments	$3,465,233	$3,153,072

Plan’s interest in the Master Trust	$273,544	$246,960

Net appreciation (depreciation) of investments and dividend income for the Master Trust for the year ended December 31, 2014, are as follows:

Net appreciation (depreciation) of investments at fair value:
Sempra Energy common stock	$293,993
Mutual funds:
Domestic stock funds	37,336
Bond funds	(374)
Other	1,326

Total mutual funds	38,288

Net appreciation (depreciation) of investments at estimated fair value: Common collective trusts:
Retirement active	41,168
Domestic small-cap core equity	14,486
Domestic mid-cap core equity	1,512
International equity commingled pool	(6,323)
Domestic treasury money market	4
Equity income	6,765
Growth stock	7,609

Total common/collective trusts	65,221

Net appreciation of investments	$397,502

Dividend income	$47,545

The following investments held by the Plan through the Master Trust represent 5% or more of the Plan’s assets at December 31, 2014 and 2013:

	2014	2013

Sempra Energy Common Stock *	$86,404	$74,663
Vanguard Institutional Index Fund	33,067	28,501
T. Rowe Price U.S. Small-Cap Core Equity Trust *	20,142	20,941
T. Rowe Price Stable Value Fund *	14,419	13,147

* Parties-in-interest.

6.                    FAIR VALUE MEASUREMENTS (DOLLARS IN THOUSANDS)

In accordance with current GAAP, the Plan and Master Trust classify their investments based on a fair value hierarchy that prioritizes the inputs used to measure fair value, as follows:

•            Level 1, which refers to securities valued using quoted prices from active markets for identical assets;

•            Level 2, which refers to securities not traded on an active market but for which observable market inputs are readily available; and

•            Level 3, which refers to securities valued based on significant unobservable inputs.

Investments are classified in their entirety based on the lowest level of input that is significant to the fair value measurement.

The following table sets forth by level within the fair value hierarchy a summary of the Master Trust’s investments measured at fair value or estimated fair value on a recurring basis at December 31, 2014 and 2013, by major category of debt and equity securities determined by the nature and risk of the investments:

	Master Trust Fair Value Measurements
	at December 31, 2014
	Level 1	Level 2	Level 3	Total

Sempra Energy common stock	$1,443,122	$-	$-	$1,443,122

Mutual funds:
Domestic stock funds	364,935	-	-	364,935
Bond funds	112,503	-	-	112,503
Other	32,882	-	-	32,882

Total mutual funds	510,320	-	-	510,320

Stable value fund	-	191,035	-	191,035

Common/collective trusts:
Retirement active	-	730,364	-	730,359
Domestic small-cap core equity	-	213,647	-	213,652
Domestic mid-cap core equity	-	24,806	-	24,806
International equity commingled pool	-	102,003	-	102,003
Domestic treasury money market	-	64,796	-	64,796
Equity income	-	92,814	-	92,814
Growth stock	-	92,326	-	92,326

Total common/collective trusts	-	1,320,756	-	1,320,756

Total investments at fair value	$1,953,442	$1,511,791	$-	$3,465,233

	Master Trust Fair Value Measurements
	at December 31, 2013
	Level 1	Level 2	Level 3	Total

Sempra Energy common stock	$1,260,527	$-	$-	$1,260,527

Mutual funds:
Domestic stock funds	324,988	-	-	324,988
Bond funds	109,266	-	-	109,266
Other	28,785	-	-	28,785

Total mutual funds	463,039	-	-	463,039

Stable value fund	-	177,517	-	177,517

Common/collective trusts:
Retirement active	-	663,764	-	663,764
Domestic small-cap core equity	-	221,795	-	221,795
Domestic mid-cap core equity	-	15,575	-	15,575
International equity commingled pool	-	110,026	-	110,026
Domestic treasury money market	-	70,513	-	70,513
Equity income	-	86,514	-	86,514
Growth stock	-	83,802	-	83,802

Total common/collective trusts	-	1,251,989	-	1,251,989

Total investments at fair value	$1,723,566	$1,429,506	$-	$3,153,072

The Master Trust’s policy is to recognize transfers between levels as of the end of the reporting period. There were no transfers into or out of Level 1, Level 2 or Level 3 for the Plan or Master Trust during the periods presented.

The following descriptions of the valuation methods and assumptions used by the Plan to estimate the fair values of investments apply to investments held directly by the Plan and those held as underlying investments of the Master Trust:

Common Stocks — Common stocks are valued using quoted prices listed on nationally recognized securities exchanges (Level 1 inputs).

Mutual Funds — The fair values of mutual fund investments are determined by obtaining quoted prices on nationally recognized securities exchanges (Level 1 inputs). These funds are required to publish their daily net asset value and to transact at that price. The mutual fund investments held by the Plan are deemed to be actively traded.

Stable Value Fund — The fair values of participation units in the stable value fund, which is a collective trust, are based upon the net asset values (NAV) of such fund, after adjustments to reflect all fund investments at fair value, including direct and indirect interests in fully benefit-responsive contracts, as reported in the audited financial statements of the fund (Level 2 inputs) (see Note 7).

Common Collective Trusts — The fair values of participation units held in collective trusts, other than stable value funds, are based on the NAVs reported by the trust managers as of the financial statement dates, which may reflect recent transaction prices (Level 2 inputs). Each collective trust provides for daily redemptions by the Plan at reported NAVs per share, with no advance notice requirement (see Note 8).

The methods described are intended to produce a fair value calculation that is indicative of net realizable value or reflective of future fair values. However, while the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

7.                    STABLE VALUE FUND

Through the Master Trust, the Plan invests in the T. Rowe Price Stable Value Common Trust Fund (the Fund) sponsored by T. Rowe Price Group, Inc. The Fund invests primarily in conventional guaranteed investment contracts and synthetic investment contracts issued by life insurance companies, banks, and other financial institutions, with the objective of providing a high level of return that is consistent with also providing stability of investment return, preservation of capital, and liquidity to pay Plan benefits of its retirement plan investors.

The beneficial interest of each participant is represented by units. Units are issued and redeemed daily at the Fund’s constant NAV. Distribution to the Fund’s unit-holders is declared daily from the net investment income and automatically reinvested in the Fund on a monthly basis, when paid. It is the policy of the Fund to use its best efforts to maintain the stable NAV per unit, although there is no guarantee that the Fund will be able to maintain this value.

Participants ordinarily may direct the withdrawal or transfer of all or a portion of their investment at contract value (the fund’s constant NAV). Contract value represents contributions made to the Fund, plus earnings, less participant withdrawals and administrative expenses. The Fund imposes certain restrictions on the Plan, and the Fund itself may be subject to circumstances that impact its ability to transact at contract value. Plan management believes that the occurrence of events that would cause the Fund to transact at less than contract value is not probable. The adjustment of the Fund’s fair value to contract value required by GAAP in the Statement of Net Assets Available for Benefits is not included as it is immaterial.

8.                    NET ASSET VALUE PER SHARE (DOLLARS IN THOUSANDS)

The following tables set forth a summary of the investments with a reported NAV held by the Master Trust as well as the Plan’s portion held through the Master Trust:

	At December 31, 2014
	Fair Value				Other	Redemption
	Master	Plan	Unfunded	Redemption	Redemption	Notice
Investment	Trust	Share	Commitment	Frequency	Restrictions	Period

T. Rowe Price Stable Value Fund (1)	$191,035	$14,419	$-	Daily	(1)	(1)
Pyramis Select International Equity Commingled Pool Fund (2)	92,978	8,671	-	Daily	(2)	None
T. Rowe Price Retirement Active Trusts (3)	730,364	71,598	-	Daily	None	None
T. Rowe Price U.S. Small-Cap Core Equity Trust (4)	213,647	20,142	-	Daily	None	None
T. Rowe Price U.S. Treasury Money Market Trust (5)	64,796	6,570	-	Daily	None	None
T. Rowe Price Equity Income Trust (6)	92,814	7,433	-	Daily	None	None
T. Rowe Price Growth Stock Trust (7)	92,326	10,202	-	Daily	None	None
SSGA Russell SMID Cap Index Non-Lendable Fund (8)	24,806	2,681	-	Daily	None	None
Blackrock MSCI ACWI EX US Non-Lendable Fund (9)	9,025	1,069	-	Daily	None	None

Total	$1,511,791	$142,785	$-

	At December 31, 2013
	Fair Value				Other	Redemption
	Master	Plan	Unfunded	Redemption	Redemption	Notice
Investment	Trust	Share	Commitment	Frequency	Restrictions	Period

T. Rowe Price Stable Value Fund (1)	$177,517	$13,147	$-	Daily	(1)	(1)
Pyramis Select International Equity Commingled Pool Fund (2)	103,388	9,581	-	Daily	(2)	None
T. Rowe Price Retirement Active Trusts (3)	663,764	66,474	-	Daily	None	None
T. Rowe Price U.S. Small-Cap Core Equity Trust (4)	221,795	20,941	-	Daily	None	None
T. Rowe Price U.S. Treasury Money Market Trust (5)	70,513	7,053	-	Daily	None	None
T. Rowe Price Equity Income Trust (6)	86,514	5,675	-	Daily	None	None
T. Rowe Price Growth Stock Trust (7)	83,802	8,653	-	Daily	None	None
SSGA Russell SMID Cap Index Non-Lendable Fund (8)	15,575	1,332	-	Daily	None	None
Blackrock MSCI ACWI EX US Non-Lendable Fund (9)	6,638	829	-	Daily	None	None

Total	$1,429,506	$133,685	$-

(1)   The Fund strategies seek to maximize current income while maintaining invested principal. The Plan is required to give notice 12 months in advance of a partial or total liquidation of the investment for any purpose other than for benefit payments, making participant loans, participant-directed investment transfers and payment of administrative fees. The Plan administrator is also required to give a 30-day notice of the liquidation of the Fund due to the termination of the Master Trust.

(2)   The pool strategies seek long-term growth of capital primarily through investment in foreign securities. There is a 1% redemption fee for units held less than 30 days.

(3)   The trusts’ strategies seek increasingly conservative investment over time through investment in a diversified portfolio of underlying trusts that represent various asset classes and sectors, with approximately 40% of its assets invested in equity-based underlying trusts and approximately 60% invested in fixed income-based underlying trusts.

(4)   The trust strategies seek to provide long-term capital growth by investing primarily in the stocks of small companies.

(5)   The trust strategies seek to maximize safety of capital; liquidity; and, consistent with these objectives, the highest available current income by investing in short-term U.S. Treasury obligations and repurchase agreements collateralized by U.S. Treasury obligations.

(6)   The trust strategies seek to provide dividend income and long-term growth of capital through investments in the common stocks of established companies.

(7)   The trust strategies seek to provide long-term capital growth and, secondarily, increase dividend income by investing primarily in common stocks of a diversified group of growth companies.

(8)   The State Street Global Advisors Small / Mid Cap (SSGA SMID Cap) Index Non-Lendable Fund seeks to provide long-term capital growth by matching the performance of the Russell Small Cap Completeness Index.

(9)   This fund seeks to provide long-term capital growth, capturing the earnings and growth potential of foreign companies in both developed and emerging market countries by matching the performance of Morgan Stanley Capital International All Country World Index excluding the US (MSCI ACWI EX US) Investable Market Index.

9.                    SUBSEQUENT EVENT

Effective March 28, 2015, the Plan was amended as follows:

Participants in the Plan with less that one year of service are eligible to receive an Employer matching contribution.

The initial automatic deferral percentage for participants hired or rehired on or after the effective date  was increased to 6% of eligible pay, increasing each May 1st by 1% up to a maximum of 11%.

The Company’s matching contributions to the Plan for all participants were increased to add an additional 0.2% to each participant’s contribution over 6%, up to 11% of eligible pay, to replace the discretionary Employer contribution.

* * * * * *

SUPPLEMENTAL SCHEDULE

SEMPRA ENERGY SAVINGS PLAN

Employer ID No: 33-0732627

Plan Number:  002

FORM 5500, SCHEDULE H, PART IV, LINE 4i — SCHEDULE OF ASSETS (HELD AT END OF YEAR)

AS OF DECEMBER 31, 2014

(c)
	(b)	Description of Investment		(e)
	Identity of Issue, Borrower,	Including Maturity Date,	(d)	Current
(a)	Lessor, or Similar Party	Rate of Interest, and Collateral	Cost	Value

*	Participant loans	Interest rates from 4.25% to
9.25%; maturities from
January 2015 through
		December 2029	**	$2,871,735

*	Party-in-interest to the Plan.
**	Cost not required to be presented for participant directed investments.

San Diego Gas & Electric

Company Savings Plan

Employer ID No: 95-1184800
Plan Number: 001

Financial Statements as of December 31, 2014 and
2013, and for the Year Ended December 31, 2014,
Supplemental Schedule as of December 31, 2014,
and Report of Independent Registered Public
Accounting Firm

SAN DIEGO GAS & ELECTRIC COMPANY SAVINGS PLAN

Page

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM	1

FINANCIAL STATEMENTS:

Statements of Net Assets Available for Benefits as of December 31, 2014 and 2013	2

Statement of Changes in Net Assets Available for Benefits for the
Year Ended December 31, 2014	3

Notes to Financial Statements as of December 31, 2014 and 2013 and for the
Year Ended December 31, 2014	4–16

SUPPLEMENTAL SCHEDULE AS OF DECEMBER 31, 2014:

Form 5500, Schedule H, Part IV, Line 4i — Schedule of Assets (Held at End of Year)	18

NOTE:

Other schedules required by the Department of Labor’s Rules and Regulations for

Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 are

omitted because of the absence of conditions under which they are required or they are filed by the trustee of the Master Trust in which the Plan participates.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Trustees and Participants of
San Diego Gas & Electric Company Savings Plan
San Diego, California

We have audited the accompanying statements of net assets available for benefits of San Diego Gas & Electric Company Savings Plan (the “Plan”) as of December 31, 2014 and 2013, and the related statement of changes in net assets available for benefits for the year ended December 31, 2014. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2014 and 2013, and the changes in net assets available for benefits for the year ended December 31, 2014 in conformity with accounting principles generally accepted in the United States of America.

The supplemental schedule of assets (held at end of year) as of December 31, 2014 has been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The supplemental schedule is the responsibility of the Plan’s management. Our audit procedures included determining whether the supplemental schedule reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental schedule. In forming our opinion on the supplemental schedule, we evaluated whether the supplemental schedule, including its form and content, is presented in compliance with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, such schedule is fairly stated, in all material respects, in relation to the financial statements as a whole.

/s/ DELOITTE & TOUCHE LLP

San Diego, California
June 24, 2015

SAN DIEGO GAS & ELECTRIC COMPANY SAVINGS PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

AS OF DECEMBER 31, 2014 AND 2013

(Dollars in thousands)

	2014	2013

CASH AND CASH EQUIVALENTS	$1,241	$632

INVESTMENT — Investment in Sempra Energy Savings Master Trust, at fair value	1,340,627	1,232,397

RECEIVABLES:
Notes receivable from participants	29,767	29,533
Dividends	3,019	3,152
Employer contributions	3,443	3,874
Participant contributions	8	5

Total receivables	36,237	36,564

NET ASSETS AVAILABLE FOR BENEFITS	$1,378,105	$1,269,593

See notes to financial statements.

SAN DIEGO GAS & ELECTRIC COMPANY SAVINGS PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

FOR THE YEAR ENDED DECEMBER 31, 2014

(Dollars in thousands)

ADDITIONS:
Net investment income — Plan interest in Sempra Energy Savings Master Trust investment income	$171,725

Contributions:
Employer	14,566
Participant	44,357
Participant rollovers	1,400

Total contributions	60,323

Interest income on notes receivable from participants	1,260

Total additions	233,308

DEDUCTIONS:
Distributions to participants or their beneficiaries	121,218
Administrative expenses	379

Total deductions	121,597

INCREASE IN NET ASSETS BEFORE PLAN TRANSFERS	111,711

PLAN TRANSFERS:
Transfers from plans of related entities	3,291
Transfers to plans of related entities	(6,490)

Net plan transfers out of plan	(3,199)

INCREASE IN NET ASSETS	108,512

NET ASSETS AVAILABLE FOR BENEFITS:
Beginning of year	1,269,593

End of year	$1,378,105

See notes to financial statements.

SAN DIEGO GAS & ELECTRIC COMPANY SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2014 AND 2013, AND FOR THE YEAR ENDED DECEMBER 31, 2014

1.                    PLAN DESCRIPTION AND RELATED INFORMATION

The following description of the San Diego Gas & Electric Company Savings Plan (the Plan) is provided for general information purposes only. Participants should refer to the Plan document for a more complete description of the Plan’s provisions.

General — The Plan is a defined contribution plan that provides employees of San Diego Gas & Electric Company (the Company or Employer) with retirement benefits. Employees may participate immediately in the Plan and, after one year in which they complete 1,000 hours of service, receive an Employer matching contribution. Employees may make regular savings investments in the common stock of Sempra Energy, the parent company of the Employer, and other optional investments permitted by the Plan. The Pension and Benefits Committee of Sempra Energy controls and manages the operation and administration of the Plan. T. Rowe Price (TRP or the Trustee) serves as the trustee of the Plan. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

Employees transfer between the Company and related entities for various reasons, resulting in the transfer of participation and participant assets from one plan to another.

Contributions — Contributions to the Plan can be made under the following provisions:

Participating Employee Contributions — Under the terms of the Plan, participants may contribute up to 50% of eligible pay on a pretax basis, an after-tax basis, or a combination thereof. The Internal Revenue Code (IRC) limited total individual pretax contributions to $17,500 for 2014. Catch-up contributions are permitted for participants of at least 50 years of age. The catch-up provision provided these participants the opportunity to contribute an additional $5,500 on a pretax basis for 2014. The Plan allows for automatic enrollment of newly hired employees who either do not elect a specific deferral percentage or do not opt out of the Plan. The automatic deferral is an amount equal to 3% of eligible pay, increasing each May 1st by 1% up to a maximum of 6%. The default investment vehicle for 2014 is the T. Rowe Price Retirement Active Trust option with the age-appropriate asset allocation of stocks and bonds based on the assumption that the employee will retire at age 65.

Employer Nonelective Matching Contributions — The Company makes matching contributions to the Plan equal to 50% of each participant’s contribution, up to 6% of eligible pay, each pay period. The Company’s matching contributions are made in Sempra Energy common stock, cash or any combination thereof and invested according to each participant’s investment election.

Discretionary Incentive Contribution — If established performance goals and targets of the Company are met in accordance with the terms of the incentive guidelines established each year, the Company may make an incentive contribution as determined by the Board of Directors of Sempra Energy.  Incentive contributions of 0.91% and 1.00% of eligible compensation were made for 2014 and 2013, respectively, for all eligible employees. Incentive contributions were made on March 16, 2015, and on March 17, 2014, to eligible employees employed on December 31, 2014 and 2013, respectively. The contributions were made in the form of cash and stock and invested according to each participant’s investment election on the date of contribution. The total discretionary incentive contributions for the years ended December 31, 2014 and 2013, were $3,441,841 and $3,872,433, respectively, and are reflected in Employer contributions receivable on the Statements of Net Assets Available for Benefits as of December 31, 2014 and 2013, respectively.

Participant Accounts — A separate account is established and maintained in the name of each participant. Each participant’s account reflects the participant’s contributions, the Employer’s nonelective matching and discretionary incentive contributions, the earnings and losses attributed to each investment, benefit distributions, and certain administrative expenses as described in Note 2 below. Participants are allocated a share of each fund’s investment earnings net of investment fees on a daily basis, based upon their account balance.

Participants are allowed to redirect up to 100% of the shares in the Employer matching account into any of the Plan’s designated investments.

Vesting — All participant accounts are fully vested and nonforfeitable at all times.

Investment Options — All investments are held by the Sempra Energy Savings Master Trust (the Master Trust) (see Note 5). Employees elect to have their contributions invested in increments of 1% in Sempra Energy common stock, specific mutual funds or common/collective trusts offered by T. Rowe Price, Fidelity Investment Managers, and the Vanguard Group, or a broad range of funds through a brokerage account, TradeLink Plus. The Plan allows participants to invest a maximum of 50% of the entire value of their Plan account in the TradeLink Plus account. TradeLink Plus accounts allow participants to invest in any listed fund or security except Sempra Energy common stock.

Payment of Dividends — Participants may elect at any time to either receive distributions of cash dividends on the shares of Sempra Energy common stock held in their account or to reinvest those dividends in Sempra Energy common stock. Former employees that elect to leave their account balance in the Plan and receive cash dividends from Sempra Energy common stock in their account will receive such dividends in cash or have them reinvested in Sempra Energy common stock, based on their election on the date of termination of employment with the Company, retirement or permanent disability.

Payment of Benefits — Upon termination of employment with the Company, retirement, or permanent disability, participants or the named beneficiary(ies) (in the event of death) with an account balance greater than $5,000 are given the options to have their vested account balance remain in the Plan, roll the entire amount to another qualified retirement plan or individual retirement account, or receive their vested account balance in a single lump-sum payment in cash, or Sempra Energy common stock for any portion of their account held in Sempra Energy common stock. Plan participants, in addition to the benefit payment options above, may elect to have all Plan benefits paid in monthly, quarterly, semi-annual or annual installments over a period of years not to exceed their life expectancy, or have all or a portion of their benefits paid in periodic annual payments. The accounts of terminated participants with account balances from $1,000 to $5,000 that do not elect a lump-sum payment or a rollover to a qualified retirement plan or individual retirement account will be automatically rolled into an individual retirement account. Terminated participants with account balances less than $1,000 automatically receive a lump-sum cash payment.

Plan Termination — Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions and to terminate the Plan at any time, subject to the provisions of ERISA. In the event of termination, the net assets of the Plan will be distributed to the participants.

Related-Party Transactions — Certain Plan investments, held through the Master Trust, are shares of investment funds managed by T. Rowe Price, the Plan’s trustee. Additionally, the Plan issues loans to participants, which are secured by the balances in the participants’ accounts. These transactions qualify as exempt party-in-interest transactions.

At December 31, 2014 and 2013, the Plan held, through the Master Trust, 4,916,472 shares and 5,404,872 shares, respectively, of common stock of Sempra Energy, the parent company of the sponsoring employer, and recorded related dividend income of $12,486,204 during the year ended December 31, 2014.

Certain administrative functions of the Plan are performed by officers or employees of Sempra Energy. No such officer or employee receives compensation from the Plan.

Participant Loans — Participants may borrow from their accounts (see Note 4).

2.                    SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting — The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (GAAP).

Use of Estimates — The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of net assets and disclosures at the date of the financial statements and the reported changes in net assets during the reporting period. Actual results could differ from those estimates.

Risks and Uncertainties — The Plan invests in the Master Trust, which utilizes various investment instruments, including common stock, mutual funds, common collective trusts, and a stable value fund. Investment securities, in general, are exposed to various risks, such as interest rate risk, credit risk, and overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the value of the participants’ account balances and the amounts reported in the financial statements.

Investment Valuation and Income Recognition — The fair value of the Plan’s interest in the Master Trust is based on the beginning of year value of the Plan’s interest in the Master Trust, plus actual contributions and allocated investment income, less actual distributions and allocated administrative expense, plus or minus changes in unrealized gains and losses.

The Master Trust’s investments are stated at fair value. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date (exit price). See Note 6 for discussion of fair value measurements.

Purchases and sales of securities are recorded on the trade date. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

Benefit Payments — Benefits are recorded when paid. Amounts allocated to accounts of persons who have elected to withdraw from the Plan but have not yet been paid were $78,223 and $14,231 at December 31, 2014 and 2013, respectively.

Administrative Expenses — Certain administrative expenses are paid directly by the Company, such as legal and accounting fees. Each participant is charged a flat, monthly recordkeeping fee after 23 months of employment and, if applicable, loan initiation, short-term trading and redemption fees. The Company pays the flat, monthly recordkeeping fee for each participant during their first 23 months of employment. All investment fees are deducted from participants’ investment earnings.

New Accounting Pronouncement — Accounting Standards Update (ASU) No. 2015-07, Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements in U.S. GAAP and International Financial Reporting Standards (IFRS): ASU No. 2015-07, which amends Accounting Standards Codification 820, Fair Value Measurements and Disclosures, removes the requirement to categorize within the fair value hierarchy all investments for which fair value is measured using the net asset value per share practical expedient, as well as the requirement to make specific disclosures for all investments eligible for such treatment. Instead, such disclosures are restricted only to investments that the entity has elected to measure using the practical expedient.

The Plan will adopt ASU 2015-07 on January 1, 2016 as required.

Subsequent Events — Management has evaluated subsequent events through the date the financial statements were issued (see Note 9).

3.                    TAX STATUS

In 2011, the Company was notified by T. Rowe Price, in its capacity as recordkeeper, of administrative errors involving certain Plan participants’ loans. T. Rowe Price disclosed these administrative errors to the Internal Revenue Service (IRS) through a Group Voluntary Compliance Program (Group VCP) submission on September 1, 2011 under the IRS’ Employee Plans Compliance Resolution System correction program. The Company reviewed these matters and elected to participate in the group filing. The Company elected to make the necessary corrections to affected participant loans immediately upon notification. On April 1, 2014, T. Rowe Price notified the Plan that the IRS had approved the proposed correction methods that were filed with the Group VCP on September 1, 2011, therefore, there is no impact on the Plan’s tax status as a result of the administrative error.

The IRS has determined and informed the Company by a letter dated September 18, 2013, that the Plan and related trust were designed in accordance with the applicable regulations of the IRC. The Plan has been amended as described in Note 9 since receiving the determination letter; however, the Company and Plan management believe that the Plan is currently designed and operated in compliance with the applicable requirements of the IRC, and that the Plan and related trust continue to be tax exempt. Therefore, no provision for income taxes has been included in the Plan’s financial statements.

GAAP requires Plan management to evaluate tax positions taken by the Plan and recognize a tax liability (or asset) if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the IRS. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. The Plan administrator believes it is no longer subject to income tax examinations for years prior to 2012.

4.                    PARTICIPANT LOANS

The Plan permits participants to borrow against the balances in their individual accounts. A participant is limited to borrowing a maximum of 50% of the value of his/her account balance or $50,000, whichever is less. The minimum amount that can be borrowed is $1,000, and the fee charged for processing a loan is paid by the participant who takes out the loan. Participants may have up to two loans outstanding, one of which can be a primary residence loan. If a participant defaults on a loan, it becomes a deemed distribution from the Plan to the participant. Primary residence loans are amortized over a maximum repayment period of 15 years, and other loans have a maximum repayment period of five years. All loans bear interest at 1% above the prime rate, as published in The Wall Street Journal, at the time the loan is made. As December 31, 2014, interest rates on loans ranged from 4.25% to 9.25% and from 4.25% to 10.50% as of December 31, 2013, and as of December 31, 2014, the loans had maturity dates through November 2029. The Plan’s participant loans, carried at outstanding loan balances plus accrued interest, are presented as Notes receivable from participants on the Statements of Net Assets Available for Benefits.

5.                    INVESTMENTS IN THE MASTER TRUST (DOLLARS IN THOUSANDS)

The Plan’s investments are held in a trust account at TRP, and consist of an interest in the Master Trust. Use of the Master Trust permits the commingling of the trust assets of two or more similar employee benefit plans sponsored by Sempra Energy for investment and administrative purposes. The Plan’s interest in the investments of the Master Trust is based on the individual Plan participants’ investment balances. Investment income is allocated by the Trustee on a daily basis through a valuation of each participating plan’s investments and each participant’s share of each investment. Expenses relating to the Master Trust are allocated to the individual funds based upon each participant’s pro rata share, per-share calculation, or by transaction in a specific fund. At both December 31, 2014 and 2013, the Plan’s interest in the investments of the Master Trust was approximately 39%.

The investments of the Master Trust at December 31, 2014 and 2013, are summarized as follows:

	2014	2013

At fair value:
Sempra Energy common stock	$1,443,122	$1,260,527
Mutual funds:
Domestic stock funds	364,935	324,988
Bond funds	112,503	109,266
Other	32,882	28,785

Total mutual funds	510,320	463,039

At estimated fair value:
Stable value fund	191,035	177,517
Common/collective trusts:
Retirement active	730,364	663,764
Domestic small-cap core equity	213,647	221,795
Domestic mid-cap core equity	24,806	15,575
International equity commingled pool	102,003	110,026
Domestic treasury money market	64,796	70,513
Equity income	92,814	86,514
Growth stock	92,326	83,802

Total common/collective trusts	1,320,756	1,251,989

Master Trust investments	$3,465,233	$3,153,072

Plan’s interest in the Master Trust	$1,340,627	$1,232,397

Net appreciation (depreciation) of investments and dividend income for the Master Trust for the year ended December 31, 2014, are as follows:

Net appreciation (depreciation) of investments at fair value:
Sempra Energy common stock	$293,993
Mutual funds:
Domestic stock funds	37,336
Bond funds	(374)
Other	1,326

Total mutual funds	38,288

Net appreciation (depreciation) of investments at estimated fair value:
Common collective trusts:
Retirement active	41,168
Domestic small-cap core equity	14,486
Domestic mid-cap core equity	1,512
International equity commingled pool	(6,323)
Domestic treasury money market	4
Equity income	6,765
Growth stock	7,609

Total common/collective trusts	65,221

Net appreciation of investments	$397,502

Dividend income	$47,545

The following investments held by the Plan through the Master Trust represent 5% or more of the Plan’s assets at December 31, 2014 and 2013:

		2014	2013

	Sempra Energy Common Stock *	$547,498	$485,141
	Vanguard Institutional Index Fund	146,465	129,917
	T. Rowe Price U.S. Small-Cap Core Equity Trust *	103,072	106,362

*	Parties-in-interest.

6.                    FAIR VALUE MEASUREMENTS (DOLLARS IN THOUSANDS)

In accordance with current GAAP, the Plan and Master Trust classify their investments based on a fair value hierarchy that prioritizes the inputs used to measure fair value, as follows:

•    Level 1, which refers to securities valued using quoted prices from active markets for identical assets;

•                 Level 2, which refers to securities not traded on an active market but for which observable market inputs are readily available; and

•    Level 3, which refers to securities valued based on significant unobservable inputs.

Investments are classified in their entirety based on the lowest level of input that is significant to the fair value measurement.

The following table sets forth by level within the fair value hierarchy a summary of the Master Trust’s investments measured at fair value or estimated fair value on a recurring basis at December 31, 2014 and 2013, by major category of debt and equity securities determined by the nature and risk of the investments:

	Master Trust Fair Value Measurements
	at December 31, 2014
	Level 1	Level 2	Level 3	Total

Sempra Energy common stock	$1,443,122	$-	$-	$1,443,122

Mutual funds:
Domestic stock funds	364,935	-	-	364,935
Bond funds	112,503	-	-	112,503
Other	32,882	-	-	32,882

Total mutual funds	510,320	-	-	510,320

Stable value fund	-	191,035	-	191,035

Common/collective trusts:
Retirement active	-	730,364	-	730,359
Domestic small-cap core equity	-	213,647	-	213,652
Domestic mid-cap core equity	-	24,806	-	24,806
International equity commingled pool	-	102,003	-	102,003
Domestic treasury money market	-	64,796	-	64,796
Equity income	-	92,814	-	92,814
Growth stock	-	92,326	-	92,326

Total common/collective trusts	-	1,320,756	-	1,320,756

Total investments at fair value	$1,953,442	$1,511,791	$-	$3,465,233

	Master Trust Fair Value Measurements
	at December 31, 2013
	Level 1	Level 2	Level 3	Total

Sempra Energy common stock	$1,260,527	$-	$-	$1,260,527

Mutual funds:
Domestic stock funds	324,988	-	-	324,988
Bond funds	109,266	-	-	109,266
Other	28,785	-	-	28,785

Total mutual funds	463,039	-	-	463,039

Stable value fund	-	177,517	-	177,517

Common/collective trusts:
Retirement active	-	663,764	-	663,764
Domestic small- cap core equity	-	221,795	-	221,795
Domestic mid- cap core equity	-	15,575	-	15,575
International equity commingled pool	-	110,026	-	110,026
Domestic treasury money market	-	70,513	-	70,513
Equity income	-	86,514	-	86,514
Growth stock	-	83,802	-	83,802

Total common/collective trusts	-	1,251,989	-	1,251,989

Total investments at fair value	$1,723,566	$1,429,506	$-	$3,153,072

The Master Trust’s policy is to recognize transfers between levels as of the end of the reporting period. There were no transfers into or out of Level 1, Level 2 or Level 3 for the Plan or Master Trust during the periods presented.

The following descriptions of the valuation methods and assumptions used by the Plan to estimate the fair values of investments apply to investments held directly by the Plan and those held as underlying investments of the Master Trust:

Common Stocks — Common stocks are valued using quoted prices listed on nationally recognized securities exchanges (Level 1 inputs).

Mutual Funds — The fair values of mutual fund investments are determined by obtaining quoted prices on nationally recognized securities exchanges (Level 1 inputs). These funds are required to publish their daily net asset value and to transact at that price. The mutual fund investments held by the Plan are deemed to be actively traded.

Stable Value Fund — The fair values of participation units in the stable value fund, which is a collective trust, are based upon the net asset values (NAV) of such fund, after adjustments to reflect all fund investments at fair value, including direct and indirect interests in fully benefit-    responsive contracts, as reported in the audited financial statements of the fund (Level 2 inputs) (see Note 7).

Common Collective Trusts — The fair values of participation units held in collective trusts, other than stable value funds, are based on the NAVs reported by the trust managers as of the financial statement dates, which may reflect recent transaction prices (Level 2 inputs). Each collective trust provides for daily redemptions by the Plan at reported NAVs per share, with no advance notice requirement (see Note 8).

The methods described are intended to produce a fair value calculation that is indicative of net realizable value or reflective of future fair values. However, while the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

7.                    STABLE VALUE FUND

Through the Master Trust, the Plan invests in the T. Rowe Price Stable Value Common Trust Fund (the Fund) sponsored by T. Rowe Price Group, Inc. The Fund invests primarily in conventional guaranteed investment contracts and synthetic investment contracts issued by life insurance companies, banks, and other financial institutions, with the objective of providing a high level of return that is consistent with also providing stability of investment return, preservation of capital, and liquidity to pay plan benefits of its retirement plan investors.

The beneficial interest of each participant is represented by units. Units are issued and redeemed daily at the Fund’s constant NAV. Distribution to the Fund’s unit-holders is declared daily from the net investment income and automatically reinvested in the Fund on a monthly basis, when paid. It is the policy of the Fund to use its best efforts to maintain the stable NAV per unit, although there is no guarantee that the Fund will be able to maintain this value.

Participants ordinarily may direct the withdrawal or transfer of all or a portion of their investment at contract value (the fund’s constant NAV). Contract value represents contributions made to the Fund, plus earnings, less participant withdrawals and administrative expenses. The Fund imposes certain restrictions on the Plan, and the Fund itself may be subject to circumstances that impact its ability to transact at contract value. Plan management believes that the occurrence of events that would cause the Fund to transact at less than contract value is not probable. The adjustment of the Fund’s fair value to contract value required by GAAP in the Statement of Net Assets Available for Benefits is not included as it is immaterial.

8.                    NET ASSET VALUE PER SHARE (DOLLARS IN THOUSANDS)

The following tables set forth a summary of the investments with a reported NAV held by the Master Trust as well as the Plan’s portion held through the Master Trust:

	At December 31, 2014
	Fair Value				Other	Redemption
	Master	Plan	Unfunded	Redemption	Redemption	Notice
Investment	Trust	Share	Commitment	Frequency	Restrictions	Period

T. Rowe Price Stable Value Fund (1)	$191,035	$62,770	$-	Daily	(1)	(1)
Pyramis Select International Equity Commingled Pool Fund (2)	92,978	40,906	-	Daily	(2)	None
T. Rowe Price Retirement Active Trusts (3)	730,364	267,954	-	Daily	None	None
T. Rowe Price U.S. Small-Cap Core Equity Trust (4)	213,647	103,072	-	Daily	None	None
T. Rowe Price U.S. Treasury Money Market Trust (5)	64,796	25,094	-	Daily	None	None
T. Rowe Price Equity Income Trust (6)	92,814	33,836	-	Daily	None	None
T. Rowe Price Growth Stock Trust (7)	92,326	37,383	-	Daily	None	None
SSGA Russell SMID Cap Index Non-Lendable Fund (8)	24,806	9,418	-	Daily	None	None
Blackrock MSCI ACWI EX US Non-Lendable Fund (9)	9,025	4,293	-	Daily	None	None

Total	$1,511,791	$584,726	$-

	At December 31, 2013
	Fair Value				Other	Redemption
	Master	Plan	Unfunded	Redemption	Redemption	Notice
Investment	Trust	Share	Commitment	Frequency	Restrictions	Period

T. Rowe Price Stable Value Fund (1)	$177,517	$56,247	$-	Daily	(1)	(1)
Pyramis Select International Equity Commingled Pool Fund (2)	103,388	44,723	-	Daily	(2)	None
T. Rowe Price Retirement Active Trusts (3)	663,764	245,940	-	Daily	None	None
T. Rowe Price U.S. Small-Cap Core Equity Trust (4)	221,795	106,362	-	Daily	None	None
T. Rowe Price U.S. Treasury Money Market Trust (5)	70,513	29,318	-	Daily	None	None
T. Rowe Price Equity Income Trust (6)	86,514	32,001	-	Daily	None	None
T. Rowe Price Growth Stock Trust (7)	83,802	34,266	-	Daily	None	None
SSGA Russell SMID Cap Index Non-Lendable Fund (8)	15,575	5,447	-	Daily	None	None
Blackrock MSCI ACWI EX US Non-Lendable Fund (9)	6,638	3,316	-	Daily	None	None

Total	$1,429,506	$557,620	$-

(1)          The Fund strategies seek to maximize current income while maintaining invested principal. The Plan is required to give notice 12 months in advance of a partial or total liquidation of the investment for any purpose other than for benefit payments, making participant loans, participant-directed investment transfers and payment of administrative fees. The Plan administrator is also required to give a 30-day notice of the liquidation of the Fund due to the termination of the Master Trust.

(2)          The pool strategies seek long-term growth of capital primarily through investment in foreign securities. There is a 1% redemption fee for units held less than 30 days.

(3)          The trusts’ strategies seek increasingly conservative investment over time through investment in a diversified portfolio of underlying trusts that represent various asset classes and sectors, with approximately 40% of its assets invested in equity-based underlying trusts and approximately 60% invested in fixed income-based underlying trusts.

(4)          The trust strategies seek to provide long-term capital growth by investing primarily in the stocks of small companies.

(5)          The trust strategies seek to maximize safety of capital; liquidity; and, consistent with these objectives, the highest available current income by investing in short-term U.S. Treasury obligations and repurchase agreements collateralized by U.S. Treasury obligations.

(6)          The trust strategies seek to provide dividend income and long-term growth of capital through investments in the common stocks of established companies.

(7)          The trust strategies seek to provide long-term capital growth and, secondarily, increase dividend income by investing primarily in common stocks of a diversified group of growth companies.

(8)          The State Street Global Advisors Small / Mid Cap (SSGA SMID Cap) Index Non-Lendable Fund seeks to provide long-term capital growth by matching the performance of the Russell Small Cap Completeness Index.

(9)          The fund seeks to provide long-term capital growth, capturing the earnings and growth potential of foreign companies in both developed and emerging market countries by matching the performance of the Morgan Stanley Capital International All Country World Index excluding the US (MSCI ACWI EX US) Investable Market Index.

9.                    SUBSEQUENT EVENT

Effective March 28, 2015, the Plan was amended as follows:

Participants in the Plan with less than one year of service are eligible to receive an Employer matching contribution.

The initial automatic deferral percentage for participants hired or rehired on or after the effective date  was increased to 6% of eligible pay, increasing each May 1st by 1% up to a maximum of 11%.

The Company’s matching contributions to the Plan for all participants were increased to add an additional 0.2% to each participant’s contribution over 6%, up to 11% of eligible pay, to replace the discretionary Employer contribution.

* * * * * *

SUPPLEMENTAL SCHEDULE

SAN DIEGO GAS & ELECTRIC COMPANY SAVINGS PLAN

Employer ID No: 95-1184800

Plan Number: 001

FORM 5500, SCHEDULE H, PART IV, LINE 4i — SCHEDULE OF ASSETS (HELD AT END OF YEAR)

AS OF DECEMBER 31, 2014

	(b)	(c)
	Identity of Issue,	Description of Investment Including		(e)
	Borrower, Lessor, or	Maturity Date, Rate of Interest, and	(d)	Current
(a)	Similar Party	Collateral	Cost	Value

*	Participant loans	Interest rates from 4.25% to 9.25%; maturities from January 2015 through November 2029	**	$29,766,705

*	Party-in-interest to the Plan.
**	Cost not required to be presented for participant directed investments.

Southern California Gas Company Retirement Savings Plan

Employer ID No: 95-1240705
Plan Number: 002

Financial Statements as of December 31, 2014 and
2013, and for the Year Ended December 31, 2014,
Supplemental Schedule as of December 31, 2014, and
Report of Independent Registered Public Accounting
Firm

SOUTHERN CALIFORNIA GAS COMPANY RETIREMENT SAVINGS PLAN

Page

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM	1

FINANCIAL STATEMENTS:

Statements of Net Assets Available for Benefits as of December 31, 2014 and 2013	2

Statement of Changes in Net Assets Available for Benefits for the Year Ended December 31, 2014	3

Notes to Financial Statements as of December 31, 2014 and 2013 and for the Year Ended December 31, 2014	4–16

SUPPLEMENTAL SCHEDULE AS OF DECEMBER 31, 2014:

Form 5500, Schedule H, Part IV, Line 4i — Schedule of Assets (Held at End of Year)	18

NOTE:  Other schedules required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 are omitted because of the absence of conditions under which they are required or they are filed by the trustee of the Master Trust in which the Plan participates.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Trustees and Participants of
Southern California Gas Company Retirement Savings Plan
San Diego, California

We have audited the accompanying statements of net assets available for benefits of Southern California Gas Company Retirement Savings Plan (the “Plan”) as of December 31, 2014 and 2013, and the related statement of changes in net assets available for benefits for the year ended December 31, 2014. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2014 and 2013, and the changes in net assets available for benefits for the year ended December 31, 2014 in conformity with accounting principles generally accepted in the United States of America.

The supplemental schedule of assets (held at end of year) as of December 31, 2014 has been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The supplemental schedule is the responsibility of the Plan’s management. Our audit procedures included determining whether the supplemental schedule reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental schedule. In forming our opinion on the supplemental schedule, we evaluated whether the supplemental schedule, including its form and content, is presented in compliance with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, such schedule is fairly stated, in all material respects, in relation to the financial statements as a whole.

/s/ DELOITTE & TOUCHE LLP

San Diego, California
June 24, 2015

SOUTHERN CALIFORNIA GAS COMPANY RETIREMENT SAVINGS PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

AS OF DECEMBER 31, 2014 AND 2013

(Dollars in thousands)

	2014	2013

CASH AND CASH EQUIVALENTS	$1,485	$100

INVESTMENT — Investment in Sempra Energy Savings Master Trust, at fair value	1,826,044	1,650,963

RECEIVABLES:
Notes receivable from participants	42,453	41,216
Dividends	4,232	4,360
Employer contributions	2,406	2,443
Participant contributions	9	4

Total receivables	49,100	48,023

NET ASSETS AVAILABLE FOR BENEFITS	$1,876,629	$1,699,086

See notes to financial statements.

SOUTHERN CALIFORNIA GAS COMPANY RETIREMENT SAVINGS PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

FOR THE YEAR ENDED DECEMBER 31, 2014

(Dollars in thousands)

ADDITIONS:
Net investment income — Plan interest in Sempra Energy Savings Master Trust investment income	$240,841

Contributions:
Employer	18,330
Participant	58,272
Participant rollovers	1,966

Total contributions	78,568

Interest income on notes receivable from participants	1,759

Total additions	321,168

DEDUCTIONS:
Distributions to participants or their beneficiaries	145,144
Administrative expenses	611

Total deductions	145,755

INCREASE IN NET ASSETS BEFORE PLAN TRANSFERS	175,413

PLAN TRANSFERS:
Transfers from plans of related entities	2,952
Transfers to plans of related entities	(822)

Net plan transfers into plan	2,130

INCREASE IN NET ASSETS	177,543

NET ASSETS AVAILABLE FOR BENEFITS:
Beginning of year	1,699,086

End of year	$1,876,629

See notes to financial statements.

SOUTHERN CALIFORNIA GAS COMPANY RETIREMENT SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2014 AND 2013, AND FOR THE YEAR ENDED DECEMBER 31, 2014

1.                    PLAN DESCRIPTION AND RELATED INFORMATION

The following description of the Southern California Gas Company Retirement Savings Plan (the Plan) is provided for general information purposes only. Participants should refer to the Plan document for a more complete description of the Plan’s provisions.

General — The Plan is a defined contribution plan that provides employees of Southern California Gas Company (the Company or Employer) with retirement benefits. Employees may participate immediately in the Plan and, after one year in which they complete 1,000 hours of service, receive an Employer matching contribution. Employees may make regular savings investments in the common stock of Sempra Energy, the parent company of the Employer, and other optional investments permitted by the Plan. The Pension and Benefits Committee of Sempra Energy controls and manages the operation and administration of the Plan. T. Rowe Price (TRP or the Trustee) serves as the trustee of the Plan. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

Employees transfer between the Company and related entities for various reasons, resulting in the transfer of participation and participant assets from one plan to another.

Contributions — Contributions to the Plan can be made under the following provisions:

Participating Employee Contributions — Under the terms of the Plan, participants may contribute up to 50% of eligible pay on a pretax basis, an after-tax basis, or a combination thereof. The Internal Revenue Code (IRC) limited total individual pretax contributions to $17,500 for 2014. Catch-up contributions are permitted for participants of at least 50 years of age. The catch-up provision provided these participants the opportunity to contribute an additional $5,500 on a pretax basis for 2014. The Plan allows for automatic enrollment of newly hired nonrepresented employees who either do not elect a specific deferral percentage or do not opt out of the Plan. The automatic deferral is an amount equal to 3% of eligible pay, increasing each May 1st by 1% up to a maximum of 6%. The default investment vehicle for 2014 is the T. Rowe Price Retirement Active Trust option with the age-appropriate asset allocation of stocks and bonds based on the assumption that the employee will retire at age 65.

Employer Nonelective Matching Contributions — The Company makes matching contributions to the Plan equal to 50% of each participant’s contribution, up to the first 6% of eligible pay, each pay period. The Company’s matching contributions are made in Sempra Energy common stock, cash or any combination thereof and invested according to each participant’s investment election.

Discretionary Incentive Contribution — If established performance goals and targets of the Company are met in accordance with the terms of the incentive guidelines established each year, the Company may make an incentive contribution as determined by the Board of Directors of Sempra Energy for nonrepresented employees. Incentive contributions of 0.91% and 1.00% of eligible compensation were made for 2014 and 2013, respectively, on March 16, 2015 and on March 17, 2014, respectively, to all eligible nonrepresented employees employed on December 31, 2014 and 2013, respectively. The contributions were made in the form of cash and stock and invested according to each participant’s investment election on the date of contribution. Total discretionary incentive contributions for the years ended December 31, 2014 and 2013 were $2,403,948 and $2,442,139, respectively, and are reflected in Employer contributions receivable on the Statements of Net Assets Available for Benefits as of December 31, 2014 and 2013, respectively.

Participant Accounts — A separate account is established and maintained in the name of each participant. Each participant’s account reflects the participant’s contributions, the Employer’s nonelective matching and discretionary incentive contributions, the earnings and losses attributed to each investment, benefit distributions, and certain administrative expenses as described in Note 2 below. Participants are allocated a share of each fund’s investment earnings net of investment fees on a daily basis, based upon their account balance.

Participants are allowed to redirect up to 100% of the shares in the Employer matching account into any of the Plan’s designated investments.

Vesting — All participant accounts are fully vested and nonforfeitable at all times.

Investment Options — All investments are held by the Sempra Energy Savings Master Trust (the Master Trust) (see Note 5). Employees elect to have their contributions invested in increments of 1% in Sempra Energy common stock, specific mutual funds or common/collective trusts offered by T. Rowe Price, Fidelity Investment Managers, and the Vanguard Group, or a broad range of funds through a brokerage account, TradeLink Plus. The Plan allows participants to invest a maximum of 50% of the entire value of their Plan account within their TradeLink Plus account. The TradeLink Plus accounts allow participants to invest in any listed fund or security except Sempra Energy common stock.

Payment of Dividends — Participants may elect at any time to either receive distributions of cash dividends on the shares of Sempra Energy common stock held in their account or to reinvest those dividends in Sempra Energy common stock. Former employees that elect to leave their account balance in the Plan and receive cash dividends from Sempra Energy common stock in their account will receive such dividends in cash or have them reinvested in Sempra Energy common stock, based on their election on the date of termination of employment with the Company, retirement or permanent disability.

Payment of Benefits — Upon termination of employment with the Company, retirement or permanent disability, participants or the named beneficiary(ies) (in the event of death) with an account balance greater than $5,000 are given the options to have their vested account balance remain in the Plan, roll the entire amount to another qualified retirement plan or individual retirement account, or receive their vested account balance in a single lump-sum payment in cash or Sempra Energy common stock for any portion of their account held in Sempra Energy common stock. Plan participants, in addition to the benefit payment options above, may elect to have all Plan benefits paid in monthly, quarterly, semi-annual or annual installments over a period of years not to exceed their life expectancy, or have all or a portion of their benefits paid in periodic annual payments. The accounts of terminated participants with account balances from $1,000 to $5,000 that do not elect a lump-sum payment or a rollover to a qualified retirement plan or individual retirement account will be automatically rolled into an individual retirement account. Terminated participants with account balances less than $1,000 automatically receive a lump-sum cash payment.

Plan Termination — Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions and to terminate the Plan at any time, subject to the provisions of ERISA. In the event of termination, the net assets of the Plan will be distributed to the participants.

Related-Party Transactions — Certain Plan investments, held through the Master Trust, are shares of investment funds managed by T. Rowe Price, the Plan’s trustee. Additionally, the Plan issues loans to participants, which are secured by the balances in the participants’ accounts. These transactions qualify as exempt party-in-interest transactions.

At December 31, 2014 and 2013, the Plan held, through the Master Trust, 7,226,409 and 7,767,976 shares, respectively, of common stock of Sempra Energy, the parent company of the sponsoring employer, and recorded related dividend income of $17,366,494 during the year ended December 31, 2014.

Certain administrative functions of the Plan are performed by officers or employees of Sempra Energy. No such officer or employee receives compensation from the Plan.

Participant Loans — Participants may borrow from their accounts (see Note 4).

2.                    SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting — The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (GAAP).

Use of Estimates — The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of net assets and disclosures at the date of the financial statements and the reported changes in net assets during the reporting period. Actual results could differ from those estimates.

Risks and Uncertainties — The Plan invests in the Master Trust, which utilizes various investment instruments, including common stock, mutual funds, common collective trusts, and a stable value fund. Investment securities, in general, are exposed to various risks, such as interest rate risk, credit risk, and overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the value of the participants’ account balances and the amounts reported in the financial statements.

Investment Valuation and Income Recognition — The fair value of the Plan’s interest in the Master Trust is based on the beginning of year value of the Plan’s interest in the Master Trust, plus actual contributions and allocated investment income, less actual distributions and allocated administrative expense, plus or minus changes in unrealized gains and losses.

The Master Trust’s investments are stated at fair value. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date (exit price). See Note 6 for discussion of fair value measurements.

Purchases and sales of securities are recorded on the trade date. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

Benefit Payments — Benefits are recorded when paid. Amounts allocated to accounts of persons who have elected to withdraw from the Plan but have not yet been paid were $0 and $14,862 at December 31, 2014 and 2013, respectively.

Administrative Expenses — Certain administrative expenses are paid directly by the Company, such as legal and accounting fees. Each participant is charged a flat, monthly recordkeeping fee after 23 months of employment and, if applicable, loan initiation, short-term trading and redemption fees. The Company pays the flat, monthly recordkeeping fee for each participant during their first 23 months of employment. All investment fees are deducted from participants’ investment earnings.

New Accounting Pronouncement — Accounting Standards Update (ASU) No. 2015-07, Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements in U.S. GAAP and International Financial Reporting Standards (IFRS): ASU No. 2015-07, which amends Accounting Standards Codification 820, Fair Value Measurements and Disclosures, removes the requirement to categorize within the fair value hierarchy all investments for which fair value is measured using the net asset value per share practical expedient, as well as the requirement to make specific disclosures for all investments eligible for such treatment. Instead, such disclosures are restricted only to investments that the entity has elected to measure using the practical expedient.

The Plan will adopt ASU 2015-07 on January 1, 2016 as required.

Subsequent Events — Management has evaluated subsequent events through the date the financial statements were issued (see Note 9).

3.                    TAX STATUS

In 2011, the Company was notified by T. Rowe Price, in its capacity as recordkeeper, of administrative errors involving certain Plan participants’ loans. T. Rowe Price disclosed these administrative errors to the Internal Revenue Service (IRS) through a Group Voluntary Compliance Program (Group VCP) submission on September 1, 2011 under the IRS’ Employee Plans Compliance Resolution System correction program. The Company reviewed these matters and elected to participate in the group filing. The Company elected to make the necessary corrections to affected participant loans immediately upon notification. On April 1, 2014, T. Rowe Price notified the Plan that the IRS had approved the proposed correction methods that were filed with the Group VCP on September 1, 2011, therefore, there is no impact on the Plan’s tax status as a result of the administrative error.

The IRS has determined and informed the Company by a letter dated November 14, 2002, that the Plan and related trust were designed in accordance with the applicable regulations of the IRC. The Plan has been amended and restated (including amendments as described in Note 9) since receiving the determination letter; however, the Company and Plan management believe that the Plan is currently designed and operated in compliance with the applicable requirements of the IRC, and that the Plan and related trust continue to be tax exempt. Therefore, no provision for income taxes has been included in the Plan’s financial statements.

GAAP requires Plan management to evaluate tax positions taken by the Plan and recognize a tax liability (or asset) if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the IRS. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. The Plan administrator believes it is no longer subject to income tax examinations for years prior to 2011.

4.                    PARTICIPANT LOANS

The Plan permits participants to borrow against the balances in their individual accounts. A participant is limited to borrowing a maximum of 50% of the value of his/her account balance or $50,000, whichever is less. The minimum amount that can be borrowed is $1,000, and the fee charged for processing a loan is paid by the participant who takes out the loan. Participants may have up to two loans outstanding, one of which can be a primary residence loan. If a participant defaults on a loan, it becomes a deemed distribution from the Plan to the participant. Primary residence loans are amortized over a maximum repayment period of 15 years, and other loans have a maximum repayment period of five years. All loans bear interest at 1% above the prime rate, as published in The Wall Street Journal, at the time the loan is made. As of December 31, 2014 and 2013, interest rates on loans ranged from 4.25% to 9.50%, and as of December 31, 2014, the loans had maturity dates through December 2029. The Plan’s participant loans, carried at outstanding loan balances plus accrued interest, are presented as Notes receivable from participants on the Statements of Net Assets Available for Benefits.

5.                    INVESTMENTS IN THE MASTER TRUST (DOLLARS IN THOUSANDS)

The Plan’s investments are held in a trust account at TRP, and consist of an interest in the Master Trust. Use of the Master Trust permits the commingling of the trust assets of two or more similar employee benefit plans sponsored by Sempra Energy for investment and administrative purposes. The Plan’s interest in the investments of the Master Trust is based on the individual Plan participants’ investment balances. Investment income is allocated by the Trustee on a daily basis through a valuation of each participating plan’s investments and each participant’s share of each investment. Expenses relating to the Master Trust are allocated to the individual funds based upon each participant’s pro rata share, per-share calculation, or by transaction in a specific fund. At both December 31, 2014 and 2013, the Plan’s interest in the investments of the Master Trust was approximately 52%.

The investments of the Master Trust at December 31, 2014 and 2013, are summarized as follows:

	2014	2013

At fair value:
Sempra Energy common stock	$1,443,122	$1,260,527
Mutual funds:
Domestic stock funds	364,935	324,988
Bond funds	112,503	109,266
Other	32,882	28,785

Total mutual funds	510,320	463,039

At estimated fair value:
Stable value fund	191,035	177,517

Common/collective trusts:
Retirement active	730,364	663,764
Domestic small-cap core equity	213,647	221,795
Domestic mid-cap core equity	24,806	15,575
International equity commingled pool	102,003	110,026
Domestic treasury money market	64,796	70,513
Equity income	92,814	86,514
Growth stock	92,326	83,802

Total common/collective trusts	1,320,756	1,251,989

Master Trust investments	$3,465,233	$3,153,072

Plan’s interest in the Master Trust	$1,826,044	$1,650,963

Net appreciation (depreciation) of investments and dividend income for the Master Trust for the year ended December 31, 2014, are as follows:

Net appreciation (depreciation) of investments at fair value:
Sempra Energy common stock	$293,993
Mutual funds:
Domestic stock funds	37,336
Bond funds	(374)
Other	1,326

Total mutual funds	38,288

Net appreciation (depreciation) of investments at estimated fair value:
Common collective trusts:
Retirement active	41,168
Domestic small-cap core equity	14,486
Domestic mid-cap core equity	1,512
International equity commingled pool	(6,323)
Domestic treasury money market	4
Equity income	6,765
Growth stock	7,609

Total common/collective trusts	65,221

Net appreciation of investments	$397,502

Dividend income	$47,545

The following investments held by the Plan through the Master Trust represent 5% or more of the Plan’s assets at December 31, 2014 and 2013:

	2014		2013

Sempra Energy Common Stock *	$ 804,733		$ 697,254
Vanguard Institutional Index Fund	184,808		166,043
T. Rowe Price Stable Value Fund *	112,540		106,883
T. Rowe Price U.S. Small-Cap Core Equity Trust *	89,905	**	94,000

*                      Parties-in-interest.

**              This investment does not represent 5% or more of the Plan’s assets at December 31, 2014, but is shown for comparative purposes.

6.                    FAIR VALUE MEASUREMENTS (DOLLARS IN THOUSANDS)

In accordance with current GAAP, the Plan and Master Trust classify their investments based on a fair value hierarchy that prioritizes the inputs used to measure fair value, as follows:

•    Level 1, which refers to securities valued using quoted prices from active markets for identical assets;

•                 Level 2, which refers to securities not traded on an active market but for which observable market inputs are readily available; and

•    Level 3, which refers to securities valued based on significant unobservable inputs.

Investments are classified in their entirety based on the lowest level of input that is significant to the fair value measurement.

The following table sets forth by level within the fair value hierarchy a summary of the Master Trust’s investments measured at fair value or estimated fair value on a recurring basis at December 31, 2014 and 2013, by major category of debt and equity securities determined by the nature and risk of the investments: :

	Master Trust Fair Value Measurements
	at December 31, 2014
	Level 1	Level 2	Level 3	Total

Sempra Energy common stock	$1,443,122	$-	$-	$1,443,122

Mutual funds:
Domestic stock funds	364,935	-	-	364,935
Bond funds	112,503	-	-	112,503
Other	32,882	-	-	32,882

Total mutual funds	510,320	-	-	510,320

Stable value fund	-	191,035	-	191,035

Common/collective trusts:
Retirement active	-	730,364	-	730,359
Domestic small-cap core equity	-	213,647	-	213,652
Domestic mid-cap core equity	-	24,806	-	24,806
International equity commingled pool	-	102,003	-	102,003
Domestic treasury money market	-	64,796	-	64,796
Equity income	-	92,814	-	92,814
Growth stock	-	92,326	-	92,326

Total common/collective trusts	-	1,320,756	-	1,320,756

Total investments at fair value	$1,953,442	$1,511,791	$-	$3,465,233

	Master Trust Fair Value Measurements
	at December 31, 2013
	Level 1	Level 2	Level 3	Total

Sempra Energy common stock	$1,260,527	$-	$-	$1,260,527

Mutual funds:
Domestic stock funds	324,988	-	-	324,988
Bond funds	109,266	-	-	109,266
Other	28,785	-	-	28,785

Total mutual funds	463,039	-	-	463,039

Stable value fund	-	177,517	-	177,517

Common/collective trusts:
Retirement active	-	663,764	-	663,764
Domestic small-cap core equity	-	221,795	-	221,795
Domestic mid-cap core equity	-	15,575	-	15,575
International equity commingled pool	-	110,026	-	110,026
Domestic treasury money market	-	70,513	-	70,513
Equity income	-	86,514	-	86,514
Growth stock	-	83,802	-	83,802

Total common/collective trusts	-	1,251,989	-	1,251,989

Total investments at fair value	$1,723,566	$1,429,506	$-	$3,153,072

The Master Trust’s policy is to recognize transfers between levels as of the end of the reporting period. There were no transfers into or out of Level 1, Level 2 or Level 3 for the Plan or Master Trust during the periods presented.

The following descriptions of the valuation methods and assumptions used by the Plan to estimate the fair values of investments apply to investments held directly by the Plan and those held as underlying investments of the Master Trust:

Common Stocks — Common stocks are valued using quoted prices listed on nationally recognized securities exchanges (Level 1 inputs).

Mutual Funds — The fair values of mutual fund investments are determined by obtaining quoted prices on nationally recognized securities exchanges (Level 1 inputs). These funds are required to publish their daily net asset value and to transact at that price. The mutual fund investments held by the Plan are deemed to be actively traded.

Stable Value Fund — The fair values of participation units in the stable value fund, which is a collective trust, are based upon the net asset values (NAV) of such fund, after adjustments to reflect all fund investments at fair value, including direct and indirect interests in fully benefit-responsive contracts, as reported in the audited financial statements of the fund (Level 2 inputs) (see Note 7).

Common Collective Trusts — The fair values of participation units held in collective trusts, other than stable value funds, are based on the NAVs reported by the trust managers as of the financial statement dates, which may reflect recent transaction prices (Level 2 inputs). Each collective trust provides for daily redemptions by the Plan at reported NAVs per share, with no advance notice requirement (see Note 8).

The methods described are intended to produce a fair value calculation that is indicative of net realizable value or reflective of future fair values. However, while the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

7.                    STABLE VALUE FUND

Through the Master Trust, the Plan invests in the T. Rowe Price Stable Value Common Trust Fund (the Fund) sponsored by T. Rowe Price Group, Inc. The Fund invests primarily in conventional guaranteed investment contracts and synthetic investment contracts issued by life insurance companies, banks, and other financial institutions, with the objective of providing a high level of return that is consistent with also providing stability of investment return, preservation of capital, and liquidity to pay plan benefits of its retirement plan investors.

The beneficial interest of each participant is represented by units. Units are issued and redeemed daily at the Fund’s constant NAV. Distribution to the Fund’s unit-holders is declared daily from the net investment income and automatically reinvested in the Fund on a monthly basis, when paid. It is the policy of the Fund to use its best efforts to maintain the stable NAV per unit, although there is no guarantee that the Fund will be able to maintain this value.

Participants ordinarily may direct the withdrawal or transfer of all or a portion of their investment at contract value (the fund’s constant NAV). Contract value represents contributions made to the Fund, plus earnings, less participant withdrawals and administrative expenses. The Fund imposes certain restrictions on the Plan, and the Fund itself may be subject to circumstances that impact its ability to transact at contract value. Plan management believes that the occurrence of events that would cause the Fund to transact at less than contract value is not probable. The adjustment of the Fund’s fair value to contract value required by GAAP in the Statement of Net Assets Available for Benefits is not included as it is immaterial.

8.                    NET ASSET VALUE PER SHARE (DOLLARS IN THOUSANDS)

The following tables set forth a summary of the investments with a reported NAV held by the Master Trust as well as the Plan’s portion held through the Master Trust:

	At December 31, 2014
	Fair Value				Other	Redemption
	Master	Plan	Unfunded	Redemption	Redemption	Notice
Investment	Trust	Share	Commitment	Frequency	Restrictions	Period

T. Rowe Price Stable Value Fund (1)	$191,035	$112,540	$-	Daily	(1)	(1)
Pyramis Select International Equity Commingled Pool Fund (2)	92,978	43,171	-	Daily	(2)	None
T. Rowe Price Retirement Active Trusts (3)	730,364	378,485	-	Daily	None	None
T. Rowe Price U.S. Small-Cap Core Equity Trust (4)	213,647	89,905	-	Daily	None	None
T. Rowe Price U.S. Treasury Money Market Trust (5)	64,796	29,730	-	Daily	None	None
T. Rowe Price Equity Income Trust (6)	92,814	50,886	-	Daily	None	None
T. Rowe Price Growth Stock Trust (7)	92,326	43,911	-	Daily	None	None
SSGA Russell SMID Cap Index Non-Lendable Fund (8)	24,806	12,670	-	Daily	None	None
Blackrock MSCI ACWI EX US Non-Lendable Fund (9)	9,025	3,650	-	Daily	None	None

Total	$1,511,791	$764,948	$-

	At December 31, 2013
	Fair Value				Other	Redemption
	Master	Plan	Unfunded	Redemption	Redemption	Notice
Investment	Trust	Share	Commitment	Frequency	Restrictions	Period

T. Rowe Price Stable Value Fund (1)	$177,517	$106,883	$-	Daily	(1)	(1)
Pyramis Select International Equity Commingled Pool Fund (2)	103,388	48,843	-	Daily	(2)	None
T. Rowe Price Retirement Active Trusts (3)	663,764	340,249	-	Daily	None	None
T. Rowe Price U.S. Small-Cap Core Equity Trust (4)	221,795	94,000	-	Daily	None	None
T. Rowe Price U.S. Treasury Money Market Trust (5)	70,513	30,405	-	Daily	None	None
T. Rowe Price Equity Income Trust (6)	86,514	48,229	-	Daily	None	None
T. Rowe Price Growth Stock Trust (7)	83,802	40,115	-	Daily	None	None
SSGA Russell SMID Cap Index Non-Lendable Fund (8)	15,575	8,765	-	Daily	None	None
Blackrock MSCI ACWI EX US Non-Lendable Fund (9)	6,638	2,473	-	Daily	None	None

Total	$1,429,506	$719,962	$-

(1)          The Fund strategies seek to maximize current income while maintaining invested principal. The Plan is required to give notice 12 months in advance of a partial or total liquidation of the investment for any purpose other than for benefit payments, making participant loans, participant-directed investment transfers and payment of administrative fees. The Plan administrator is also required to give a 30-day notice of the liquidation of the Fund due to the termination of the Master Trust.

(2)          The pool strategies seek long-term growth of capital primarily through investment in foreign securities. There is a 1% redemption fee for units held less than 30 days.

(3)          The trusts’ strategies seek increasingly conservative investment over time through investment in a diversified portfolio of underlying trusts that represent various asset classes and sectors, with approximately 40% of its assets invested in equity-based underlying trusts and approximately 60% invested in fixed income-based underlying trusts.

(4)          The trust strategies seek to provide long-term capital growth by investing primarily in the stocks of small companies.

(5)          The trust strategies seek to maximize safety of capital; liquidity; and, consistent with these objectives, the highest available current income by investing in short-term U.S. Treasury obligations and repurchase agreements collateralized by U.S. Treasury obligations.

(6)          The trust strategies seek to provide dividend income and long-term growth of capital through investments in the common stocks of established companies.

(7)          The trust strategies seek to provide long-term capital growth and, secondarily, increase dividend income by investing primarily in common stocks of a diversified group of growth companies.

(8)          The State Street Global Advisors Small / Mid Cap (SSGA SMID Cap) Index Non-Lendable Fund seeks to provide long-term capital growth by matching the performance of the Russell Small Cap Completeness Index.

(9)          This fund seeks to provide long-term capital growth, capturing the earnings and growth potential of foreign companies in both developed and emerging market countries by matching the performance of Morgan Stanley Capital International All Country World Index excluding the US (MSCI ACWI EX US) Investable Market Index.

9.                    SUBSEQUENT EVENT

Effective March 28, 2015, the Plan was amended as follows:

Participants in the Plan with less than one year of service are eligible to receive an Employer matching contribution.

The initial automatic deferral percentage for participants hired or rehired on or after the effective date was increased to 6% of eligible pay, increasing each May 1st by 1% up to a maximum of 11%.

The Company’s matching contributions to the Plan for nonrepresented participants were increased to add an additional 0.2% to each participant’s contribution over 6%, up to 11% of eligible pay, to replace the discretionary Employer contribution.

* * * * * *

SUPPLEMENTAL SCHEDULE

SOUTHERN CALIFORNIA GAS COMPANY RETIREMENT SAVINGS PLAN

Employer ID No: 95-1240705

Plan Number: 002

FORM 5500, SCHEDULE H, PART IV, LINE 4i — SCHEDULE OF ASSETS (HELD AT END OF YEAR)

AS OF DECEMBER 31, 2014

(c)
	(b)	Description of Investment		(e)
	Identity of Issue, Borrower,	Including Maturity Date,	(d)	Current
(a)	Lessor, or Similar Party	Rate of Interest, and Collateral	Cost	Value

*	Participant loans	Interest rates from 4.25% to 9.50%; maturities from January 2015 through December 2029	**	$42,452,535

*	Party-in-interest to the Plan.
**	Cost not required to be presented for participant directed investments.

Mobile Gas Service Corporation Employee Savings Plan

Employer ID No: 63-0142930
Plan Number: 003

Financial Statements as of December 31, 2014 and
2013, and for the Year Ended December 31, 2014,
Supplemental Schedule as of December 31, 2014,
and Report of Independent Registered Public
Accounting Firm

MOBILE GAS SERVICE CORPORATION EMPLOYEE SAVINGS PLAN

Page

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM	1

FINANCIAL STATEMENTS:

Statements of Net Assets Available for Benefits as of December 31, 2014 and 2013	2

Statement of Changes in Net Assets Available for Benefits for the Year Ended December 31, 2014	3

Notes to Financial Statements as of December 31, 2014 and 2013, and for the Year Ended December 31, 2014	4–15

SUPPLEMENTAL SCHEDULE AS OF DECEMBER 31, 2014:

Form 5500, Schedule H, Part IV, Line 4i — Schedule of Assets (Held at End of Year)	17

NOTE:  Other schedules required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 are omitted because of the absence of conditions under which they are required or they are filed by the trustee of the Master Trust in which the Plan participates.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Trustees and Participants of
Mobile Gas Service Corporation Employee Savings Plan
San Diego, California

We have audited the accompanying statements of net assets available for benefits of Mobile Gas Service Corporation Employee Savings Plan (the “Plan”) as of December 31, 2014 and 2013, and the related statement of changes in net assets available for benefits for the year ended December 31, 2014. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2014 and 2013, and the changes in net assets available for benefits for the year ended December 31, 2014 in conformity with accounting principles generally accepted in the United States of America.

The supplemental schedule of assets (held at end of year) as of December 31, 2014 has been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The supplemental schedule is the responsibility of the Plan’s management. Our audit procedures included determining whether the supplemental schedule reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental schedule. In forming our opinion on the supplemental schedule, we evaluated whether the supplemental schedule, including its form and content, is presented in compliance with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, such schedule is fairly stated, in all material respects, in relation to the financial statements as a whole.

/s/ DELOITTE & TOUCHE LLP

San Diego, California
June 24, 2015

MOBILE GAS SERVICE CORPORATION EMPLOYEE SAVINGS PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

AS OF DECEMBER 31, 2014 AND 2013

	2014	2013

INVESTMENT — Investment in Sempra Energy Savings Master Trust, at fair value	$25,017,599	$22,752,274

RECEIVABLES:
Notes receivable from participants	774,783	880,796
Dividends	26,562	24,315
Employer contributions	-	2,435

Total receivables	801,345	907,546

NET ASSETS AVAILABLE FOR BENEFITS	$25,818,944	$23,659,820

See notes to financial statements.

MOBILE GAS SERVICE CORPORATION EMPLOYEE SAVINGS PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

FOR THE YEAR ENDED DECEMBER 31, 2014

ADDITIONS:
Net investment income — Plan interest in Sempra Energy Savings Master Trust investment income	$1,850,563

Contributions:
Employer	290,429
Participant	717,752
Participant rollovers	20,933

Total contributions	1,029,114

Interest income on notes receivable from participants	36,906

Total additions	2,916,583

DEDUCTIONS:
Distributions to participants or their beneficiaries	702,332
Administrative expenses	13,976

Total deductions	716,308

INCREASE IN NET ASSETS BEFORE PLAN TRANSFERS	2,200,275

PLAN TRANSFERS:
Transfers from plans of related entities	269,001
Transfers to plans of related entities	(310,152)

Net plan transfers out of plan	(41,151)

INCREASE IN NET ASSETS	2,159,124

NET ASSETS AVAILABLE FOR BENEFITS:
Beginning of year	23,659,820

End of year	$25,818,944

See notes to financial statements.

MOBILE GAS SERVICE CORPORATION EMPLOYEE SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2014 AND 2013, AND FOR THE YEAR ENDED DECEMBER 31, 2014

1.                    PLAN DESCRIPTION AND RELATED INFORMATION

The following description of the Mobile Gas Service Corporation Employee Savings Plan (the Plan) is provided for general information purposes only. Participants should refer to the Plan document for a more complete description of the Plan’s provisions.

General — The Plan is a defined contribution plan that provides employees of Mobile Gas Service Corporation (the Company or Employer) with retirement benefits. Employees may participate immediately in the Plan and, after one year in which they complete 1,000 hours of service, receive an Employer matching contribution. Employees may make regular savings investments in the common stock of Sempra Energy, the parent company of the Employer, and other optional investments permitted by the Plan. The Pension and Benefits Committee of Sempra Energy controls and manages the operation and administration of the Plan. T. Rowe Price (TRP or the Trustee) serves as the trustee of the Plan. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

Employees transfer between the Company and related entities for various reasons, resulting in the transfer of participation and participant assets from one plan to another.

Contributions — Contributions to the Plan can be made under the following provisions:

Participating Employee Contributions — Under the terms of the Plan, participants may contribute up to 50% of eligible pay on a pretax basis. The Internal Revenue Code (IRC) limited total individual pretax contributions to $17,500 for 2014. Catch-up contributions are permitted for participants of at least 50 years of age. The catch-up provision provided these participants the opportunity to contribute an additional $5,500 on a pretax basis for 2014. The Plan allows for automatic enrollment of newly hired employees who either do not elect a specific deferral percentage or do not opt out of the Plan. The automatic deferral is an amount equal to 3% of eligible pay, which automatically increases each May 1st by 1% up to a maximum of 6%. The default investment vehicle for these deferrals in 2014 is the T. Rowe Price Retirement Active Trust option with the age-appropriate asset allocation of stocks and bonds based on the assumption that the employee will retire at age 65.

Employer Nonelective Matching Contributions — The Company makes matching contributions to the Plan equal to 100% of the participant’s contributions, up to 1% of eligible pay, plus 50% of the participant’s contributions from 1% to 6% of eligible pay, each pay period.  The Company’s matching contributions are made in Sempra Energy common stock, cash or any combination thereof and invested according to each participant’s investment election.

Discretionary Incentive Contribution — If established performance goals and targets of the Company are met in accordance with the terms of the incentive guidelines established each year, the Company may make an incentive contribution of up to 1% of the employee’s eligible pay. No incentive contributions were made for 2014 or 2013, except for two employees in 2013 transferred into the Plan from the savings plans of Sempra Energy and its related companies. For 2013, for the transferred employees, the Company made an incentive contribution on March 17, 2014 of 1.00% of eligible compensation earned while at the previous company. The contributions were made in the form of cash and stock and invested according to each participant’s investment election on the date of contribution. The total discretionary incentive contribution for the year ended December 31, 2013, was $2,435, which is reflected in Employer contributions receivable on the Statements of Net Assets Available for Benefits as of December 31, 2013.

Participant Accounts — A separate account is established and maintained in the name of each participant. Each participant’s account reflects the participant’s contributions, the Employer’s nonelective matching and discretionary incentive contributions, the earnings and losses attributed to each investment, benefit distributions, and certain administrative expenses as described in Note 2 below. Participants are allocated a share of each fund’s investment earnings net of investment fees on a daily basis, based upon their account balance.

Participants are allowed to redirect up to 100% of the shares in the Employer matching account into any of the Plan’s designated investments.

Vesting — All participant accounts are fully vested and nonforfeitable at all times except for certain employer nonelective matching contributions and discretionary incentive contributions in a participant’s balance from the Mobile Gas Service Corporation Bargaining Unit Employee Savings Plan (Merged Plan), which was merged into the Plan effective January 3, 2011.  Any employer nonelective matching contributions and discretionary incentive contributions in a participant’s account in the Merged Plan not fully vested at the date of merger will vest in the Plan according to the schedule in the table below.

Years of	Percent
Service	Vested

1	20%
2	40
3	60
4	80
5	100

Forfeited Accounts — When certain terminations of participation in the Plan occur, the nonvested portion of the participant’s balance from the Merged Plan, defined above, represents a forfeiture. The Plan document permits the use of forfeitures to either reduce future employer contributions or pay Plan administrative expenses for the Plan year. However, if a participant is re-employed and fulfills certain requirements, as defined in the Plan document, the participant’s account will be reinstated. At December 31, 2014 and 2013, forfeited nonvested accounts totaled $9,099 and $8,921, respectively. During 2014, employer contributions were not reduced by the forfeited nonvested account.

Investment Options — All investments are held by the Sempra Energy Savings Master Trust (the Master Trust) (see Note 5). Employees elect to have their contributions invested in increments of 1% in Sempra Energy common stock, specific mutual funds or common/collective trusts offered by T. Rowe Price, Fidelity Investment Managers, and the Vanguard Group, or a broad range of funds through a brokerage account, TradeLink Plus. The Plan allows participants to invest a maximum of 50% of the entire value of their Plan account within their Tradelink Plus account. The TradeLink Plus accounts allow participants to invest in any listed fund or security except Sempra Energy common stock.

Payment of Dividends — Participants may elect at any time to either receive distributions of cash dividends on the shares of Sempra Energy common stock held in their account or to reinvest those dividends in Sempra Energy common stock. Former employees that elect to leave their account balance in the Plan and receive cash dividends from Sempra Energy common stock in their account will receive such dividends in cash or have them reinvested in Sempra Energy common stock, based on their election on the date of termination of employment with the Company, retirement or permanent disability.

Payment of Benefits — Upon termination of employment with the Company, retirement or permanent disability, participants or the named beneficiary(ies) (in the event of death) with an account balance greater than $5,000 are given the options to have their vested account balance remain in the Plan, roll the entire amount to another qualified retirement plan or individual retirement account, or receive their vested account balance in a single lump-sum payment in cash, or Sempra Energy common stock for any portion of their account held in Sempra Energy common stock.  Plan participants, in addition to the benefit payment options above, may elect to have all Plan benefits paid in monthly, quarterly, semi-annual or annual installments over a period of years not to exceed their life expectancy, or have all or a portion of their benefits paid in periodic annual payments. The accounts of terminated participants with account balances from $1,000 to $5,000 that do not elect a lump-sum payment or a rollover to a qualified retirement plan or individual retirement account will be automatically rolled into an individual retirement account. Terminated participants with account balances less than $1,000 automatically receive a lump-sum cash payment.

Plan Termination — Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions and to terminate the Plan at any time, subject to the provisions of ERISA. In the event of termination, the net assets of the Plan will be distributed to the participants.

Related-Party Transactions — Certain Plan investments, held through the Master Trust, are shares of investment funds managed by T. Rowe Price, the Plan’s trustee. Additionally, the Plan issues loans to participants, which are secured by the balances in the participants’ accounts. These transactions qualify as exempt party-in-interest transactions.

At December 31, 2014 and 2013, the Plan held, through the Master Trust, 40,285 and 38,650 shares, respectively, of common stock of Sempra Energy, the parent company of the sponsoring employer, and recorded related dividend income of $107,110 during the year ended December 31, 2014.

Certain administrative functions of the Plan are performed by officers or employees of Sempra Energy. No such officer or employee receives compensation from the Plan.

Participant Loans — Participants may borrow from their accounts (see Note 4).

2.                    SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting — The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (GAAP).

Use of Estimates — The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of net assets and disclosures at the date of the financial statements and the reported changes in net assets during the reporting period. Actual results could differ from those estimates.

Risks and Uncertainties — The Plan invests in the Master Trust, which utilizes various investment instruments, including common stock, mutual funds, common collective trusts, and a stable value fund. Investment securities, in general, are exposed to various risks, such as interest rate risk, credit risk, and overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the value of the participants’ account balances and the amounts reported in the financial statements.

Investment Valuation and Income Recognition — The fair value of the Plan’s interest in the Master Trust is based on the beginning of year value of the Plan’s interest in the Master Trust, plus actual contributions and allocated investment income, less actual distributions and allocated administrative expense, plus or minus changes in unrealized gains and losses.

The Master Trust’s investments are stated at fair value. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date (exit price). See Note 6 for discussion of fair value measurements.

Purchases and sales of securities are recorded on the trade date. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

Benefit Payments — Benefits are recorded when paid. Amounts allocated to accounts of persons who have elected to withdraw from the Plan but have not yet been paid were $0 and $96,064 as of December 31, 2014 and 2013, respectively.

Administrative Expenses — Certain administrative expenses are paid directly by the Company, such as legal and accounting fees. Each participant is charged a flat, monthly recordkeeping fee after 23 months of employment and, if applicable, loan initiation, short-term trading and redemption fees. The Company pays the flat, monthly recordkeeping fee for each participant during their first 23 months of employment. All investment fees are deducted from participants’ investment earnings.

New Accounting Pronouncement — Accounting Standards Update (ASU) No. 2015-07, Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements in U.S. GAAP and International Financial Reporting Standards (IFRS): ASU No. 2015-07, which amends Accounting Standards Codification 820, Fair Value Measurements and Disclosures, removes the requirement to categorize within the fair value hierarchy all investments for which fair value is measured using the net asset value per share practical expedient, as well as the requirement to make specific disclosures for all investments eligible for such treatment. Instead, such disclosures are restricted only to investments that the entity has elected to measure using the practical expedient.

The Plan will adopt ASU 2015-07 on January 1, 2016 as required.

Subsequent Events — Management has evaluated subsequent events through the date the financial statements were issued and no events have occured that require consideration as adjustments to or disclosures in the financial statements.

3.                    TAX STATUS

In 2011, the Company was notified by T. Rowe Price, in its capacity as recordkeeper, of administrative errors involving certain Plan participants’ loans. T. Rowe Price disclosed these administrative errors to the Internal Revenue Service (IRS) through a Group Voluntary Compliance Program (Group VCP) submission on September 1, 2011 under the IRS’ Employee Plans Compliance Resolution System correction program. The Company reviewed these matters and elected to participate in the group filing. The Company elected to make the necessary corrections to affected participant loans immediately upon notification. On April 1, 2014, T. Rowe Price notified the Plan that the IRS had approved the proposed correction methods that were filed with the Group VCP on September 1, 2011, therefore, there is no impact on the Plan’s tax status as a result of the administrative error.

The IRS has determined and informed the Company by a letter dated September 16, 2011, that the Plan and related trust were designed in accordance with the applicable regulations of the IRC. The Company and Plan management believe that the Plan is currently designed and operated in compliance with the applicable requirements of the IRC, and that the Plan and related trust continue to be tax exempt. Therefore, no provision for income taxes has been included in the Plan’s financial statements.

GAAP requires Plan management to evaluate tax positions taken by the Plan and recognize a tax liability (or asset) if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the IRS. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. The Plan administrator believes it is no longer subject to income tax examinations for years prior to 2012.

4.                    PARTICIPANT LOANS

The Plan permits participants to borrow against the balances in their individual accounts. A participant is limited to borrowing a maximum of 50% of the value of his/her account balance or $50,000, whichever is less. The minimum amount that can be borrowed is $1,000, and the fee charged for processing a loan is paid by the participant who takes out the loan. If a participant defaults on a loan, it becomes a deemed distribution from the Plan to the participant. Participants may have one loan outstanding. Primary residence loans are amortized over a maximum repayment period of 15 years, and other loans have a maximum repayment period of five years. All loans bear interest at 1% above the prime rate, as published in The Wall Street Journal, at the time the loan is made. As of both December 31, 2014 and 2013, interest rates on loans ranged from 4.25% to 9.25%, and as of December 31, 2014, the loans had maturity dates through May 2025. The Plan’s participant loans, carried at outstanding loan balances plus accrued interest, are presented as Notes receivable from participants on the Statements of Net Assets Available for Benefits.

5.                    INVESTMENTS IN THE MASTER TRUST (DOLLARS IN THOUSANDS)

The Plan’s investments are held in a trust account at TRP, and consist of an interest in the Master Trust. Use of the Master Trust permits the commingling of the trust assets of two or more similar employee benefit plans sponsored by Sempra Energy for investment and administrative purposes. The Plan’s interest in the investments of the Master Trust is based on the individual Plan participants’ investment balances. Investment income is allocated by the Trustee on a daily basis through a valuation of each participating plan’s investments and each participant’s share of each investment. Expenses relating to the Master Trust are allocated to the individual funds based upon each participant’s pro rata share, per-share calculation, or by transaction in a specific fund. At both December 31, 2014 and 2013, the Plan had less than a 1% interest in the investments of the Master Trust.

The investments of the Master Trust at December 31, 2014 and 2013, are summarized as follows:

	2014	2013

At fair value:
Sempra Energy common stock	$1,443,122	$1,260,527
Mutual funds:
Domestic stock funds	364,935	324,988
Bond funds	112,503	109,266
Other	32,882	28,785

Total mutual funds	510,320	463,039

At estimated fair value:
Stable value fund	191,035	177,517

Common/collective trusts:
Retirement active	730,364	663,764
Domestic small-cap core equity	213,647	221,795
Domestic mid-cap core equity	24,806	15,575
International equity commingled pool	102,003	110,026
Domestic treasury money market	64,796	70,513
Equity income	92,814	86,514
Growth stock	92,326	83,802

Total common/collective trusts	1,320,756	1,251,989

Master Trust investments	$3,465,233	$3,153,072

Plan’s interest in the Master Trust	$25,018	$22,752

Net appreciation (depreciation) of investments and dividend income for the Master Trust for the year ended December 31, 2014, are as follows:

Net appreciation (depreciation) of investments at fair value:
Sempra Energy common stock	$293,993
Mutual funds:
Domestic stock funds	37,336
Bond funds	(374)
Other	1,326

Total mutual funds	38,288

Net appreciation (depreciation) of investments at estimated fair value:
Common collective trusts:
Retirement active	41,168
Domestic small-cap core equity	14,486
Domestic mid-cap core equity	1,512
International equity commingled pool	(6,323)
Domestic treasury money market	4
Equity income	6,765
Growth stock	7,609

Total common/collective trusts	65,221

Net appreciation of investments	$397,502

Dividend income	$47,545

The following investments held by the Plan through the Master Trust represent 5% or more of the Plan’s assets at December 31, 2014 and 2013:

	2014	2013

T. Rowe Price U.S. Treasury Money Market Trust *	$ 3,402	$ 3,736
Sempra Energy Common Stock *	4,486	3,469
Retirement 2025 Active Trust *	2,686	2,507
Retirement 2020 Active Trust *	2,349	2,268
Retirement 2030 Active Trust *	2,554	2,211
Retirement 2035 Active Trust *	1,620	1,335
T. Rowe Price Stable Value Fund *	1,306	1,240

*                                Parties-in-interest.

6.                    FAIR VALUE MEASUREMENTS (DOLLARS IN THOUSANDS)

In accordance with current GAAP, the Plan and Master Trust classify their investments based on a fair value hierarchy that prioritizes the inputs used to measure fair value, as follows:

•                 Level 1, which refers to securities valued using quoted prices from active markets for identical assets;

•                 Level 2, which refers to securities not traded on an active market but for which observable market inputs are readily available; and

•                 Level 3, which refers to securities valued based on significant unobservable inputs.

Investments are classified in their entirety based on the lowest level of input that is significant to the fair value measurement.

The following table sets forth by level within the fair value hierarchy a summary of the Master Trust’s investments measured at fair value or estimated fair value on a recurring basis at December 31, 2014 and 2013, by major category of debt and equity securities determined by the nature and risk of the investments:

	Master Trust Fair Value Measurements
	at December 31, 2014
	Level 1	Level 2	Level 3	Total

Sempra Energy common stock	$1,443,122	$-	$-	$1,443,122

Mutual funds:
Domestic stock funds	364,935	-	-	364,935
Bond funds	112,503	-	-	112,503
Other	32,882	-	-	32,882

Total mutual funds	510,320	-	-	510,320

Stable value fund	-	191,035	-	191,035

Common/collective trusts:
Retirement active	-	730,364	-	730,359
Domestic small-cap core equity	-	213,647	-	213,652
Domestic mid-cap core equity	-	24,806	-	24,806
International equity commingled pool	-	102,003	-	102,003
Domestic treasury money market	-	64,796	-	64,796
Equity income	-	92,814	-	92,814
Growth stock	-	92,326	-	92,326

Total common/collective trusts	-	1,320,756	-	1,320,756

Total investments at fair value	$1,953,442	$1,511,791	$-	$3,465,233

	Master Trust Fair Value Measurements
	at December 31, 2013
	Level 1	Level 2	Level 3	Total

Sempra Energy common stock	$1,260,527	$-	$-	$1,260,527

Mutual funds:
Domestic stock funds	324,988	-	-	324,988
Bond funds	109,266	-	-	109,266
Other	28,785	-	-	28,785

Total mutual funds	463,039	-	-	463,039

Stable value fund	-	177,517	-	177,517

Common/collective trusts:
Retirement active	-	663,764	-	663,764
Domestic small-cap core equity	-	221,795	-	221,795
Domestic mid-cap core equity	-	15,575	-	15,575
International equity commingled pool	-	110,026	-	110,026
Domestic treasury money market	-	70,513	-	70,513
Equity income	-	86,514	-	86,514
Growth stock	-	83,802	-	83,802

Total common/collective trusts	-	1,251,989	-	1,251,989

Total investments at fair value	$1,723,566	$1,429,506	$-	$3,153,072

The Master Trust’s policy is to recognize transfers between levels as of the end of the reporting period. There were no transfers into or out of Level 1, Level 2 or Level 3 for the Plan or Master Trust during the periods presented.

The following descriptions of the valuation methods and assumptions used by the Plan to estimate the fair values of investments apply to investments held directly by the Plan and those held as underlying investments of the Master Trust:

Common Stocks — Common stocks are valued using quoted prices listed on nationally recognized securities exchanges (Level 1 inputs).

Mutual Funds — The fair values of mutual fund investments are determined by obtaining quoted prices on nationally recognized securities exchanges (Level 1 inputs). These funds are required to publish their daily net asset value and to transact at that price. The mutual fund investments held by the Plan are deemed to be actively traded.

Stable Value Fund — The fair values of participation units in the stable value fund, which is a collective trust, are based upon the net asset values (NAVs) of such fund, after adjustments to reflect all fund investments at fair value, including direct and indirect interests in fully benefit-responsive contracts, as reported in the audited financial statements of the fund (Level 2 inputs) (see Note 7).

Common Collective Trusts — The fair values of participation units held in collective trusts, other than stable value funds, are based on the NAVs reported by the trust managers as of the financial statement dates, which may reflect recent transaction prices (Level 2 inputs). Each collective trust provides for daily redemptions by the Plan at reported NAVs per share, with no advance notice requirement (see Note 8).

The methods described are intended to produce a fair value calculation that is indicative of net realizable value or reflective of future fair values. However, while the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

7.     STABLE VALUE FUND

Through the Master Trust, the Plan invests in the T. Rowe Price Stable Value Common Trust Fund (the Fund) sponsored by T. Rowe Price Group, Inc. The Fund invests primarily in conventional guaranteed investment contracts and synthetic investment contracts issued by life insurance companies, banks, and other financial institutions, with the objective of providing a high level of return that is consistent with also providing stability of investment return, preservation of capital, and liquidity to pay Plan benefits of its retirement plan investors.

The beneficial interest of each participant is represented by units. Units are issued and redeemed daily at the Fund’s constant NAV. Distribution to the Fund’s unit-holders is declared daily from the net investment income and automatically reinvested in the Fund on a monthly basis, when paid. It is the policy of the Fund to use its best efforts to maintain the stable NAV per unit, although there is no guarantee that the Fund will be able to maintain this value.

Participants ordinarily may direct the withdrawal or transfer of all or a portion of their investment at contract value (the fund’s constant NAV). Contract value represents contributions made to the Fund, plus earnings, less participant withdrawals and administrative expenses. The Fund imposes certain restrictions on the Plan, and the Fund itself may be subject to circumstances that impact its ability to transact at contract value. Plan management believes that the occurrence of events that would cause the Fund to transact at less than contract value is not probable. The adjustment of the Fund’s fair value to contract value required by GAAP in the Statement of Net Assets Available for Benefits is not included as it is immaterial.

8.                    NET ASSET VALUE PER SHARE (DOLLARS IN THOUSANDS)

The following tables set forth a summary of the investments with a reported NAV held by the Master Trust as well as the Plan’s portion held through the Master Trust:

	At December 31, 2014
	Fair Value				Other	Redemption
	Master	Plan	Unfunded	Redemption	Redemption	Notice
Investment	Trust	Share	Commitment	Frequency	Restrictions	Period

T. Rowe Price Stable Value Fund (1)	$191,035	$1,306	$-	Daily	(1)	(1)
Pyramis Select International Equity Commingled Pool Fund (2)	92,978	230	-	Daily	(2)	None
T. Rowe Price Retirement Active Trusts (3)	730,364	12,326	-	Daily	None	None
T. Rowe Price U.S. Small-Cap Core Equity Trust (4)	213,647	529	-	Daily	None	None
T. Rowe Price U.S. Treasury Money Market Trust (5)	64,796	3,402	-	Daily	None	None
T. Rowe Price Equity Income Trust (6)	92,814	659	-	Daily	None	None
T. Rowe Price Growth Stock Trust (7)	92,326	830	-	Daily	None	None
SSGA Russell SMID Cap Index Non-Lendable Fund (8)	24,806	37	-	Daily	None	None
Blackrock MSCI ACWI EX US Non-Lendable Fund (9)	9,025	13	-	Daily	None	None

Total	$1,511,791	$19,332	$-

	At December 31, 2013
	Fair Value				Other	Redemption
	Master	Plan	Unfunded	Redemption	Redemption	Notice
Investment	Trust	Share	Commitment	Frequency	Restrictions	Period

T. Rowe Price Stable Value Fund (1)	$177,517	$1,240	$-	Daily	(1)	(1)
Pyramis Select International Equity Commingled Pool Fund (2)	103,388	241	-	Daily	(2)	None
T. Rowe Price Retirement Active Trusts (3)	663,764	11,101	-	Daily	None	None
T. Rowe Price U.S. Small-Cap Core Equity Trust (4)	221,795	492	-	Daily	None	None
T. Rowe Price U.S. Treasury Money Market Trust (5)	70,513	3,736	-	Daily	None	None
T. Rowe Price Equity Income Trust (6)	86,514	609	-	Daily	None	None
T. Rowe Price Growth Stock Trust (7)	83,802	768	-	Daily	None	None
SSGA Russell SMID Cap Index Non-Lendable Fund (8)	15,575	31	-	Daily	None	None
Blackrock MSCI ACWI EX US Non-Lendable Fund (9)	6,638	21	-	Daily	None	None

Total	$1,429,506	$18,239	$-

(1)          The Fund strategies seek to maximize current income while maintaining invested principal. The Plan is required to give notice 12 months in advance of a partial or total liquidation of the investment for any purpose other than for benefit payments, making participant loans, participant-directed investment transfers and payment of administrative fees. The Plan administrator is also required to give a 30-day notice of the liquidation of the Fund due to the termination of the Master Trust.

(2)          The pool strategies seek long-term growth of capital primarily through investment in foreign securities. There is a 1% redemption fee for units held less than 30 days.

(3)          The trusts’ strategies seek increasingly conservative investment over time through investment in a diversified portfolio of underlying trusts that represent various asset classes and sectors, with approximately 40% of its assets invested in equity-based underlying trusts and approximately 60% invested in fixed income-based underlying trusts.

(4)          The trust strategies seek to provide long-term capital growth by investing primarily in the stocks of small companies.

(5)          The trust strategies seek to maximize safety of capital; liquidity; and, consistent with these objectives, the highest available current income by investing in short-term U.S. Treasury obligations and repurchase agreements collateralized by U.S. Treasury obligations.

(6)          The trust strategies seek to provide dividend income and long-term growth of capital through investments in the common stocks of established companies.

(7)          The trust strategies seek to provide long-term capital growth and, secondarily, increase dividend income by investing primarily in common stocks of a diversified group of growth companies.

(8)          The State Street Global Advisors Small / Mid Cap (SSGA SMID Cap) Index Non-Lendable Fund seeks to provide long-term capital growth by matching the performance of the Russell Small Cap Completeness Index.

(9)          This fund seeks to provide long-term capital growth, capturing the earnings and growth potential of foreign companies in both developed and emerging market countries by matching the performance of Morgan Stanley Capital International All Country World Index excluding the US (MSCI ACWI EX US) Investable Market Index.

* * * * * *

SUPPLEMENTAL SCHEDULE

MOBILE GAS SERVICE CORPORATION EMPLOYEE SAVINGS PLAN

Employer ID No: 63-1042930

Plan Number: 003

FORM 5500, SCHEDULE H, PART IV, LINE 4i — SCHEDULE OF ASSETS (HELD AT END OF YEAR)

AS OF DECEMBER 31, 2014

(c)
	(b)	Description of Investment		(e)
	Identity of Issue, Borrower,	Including Maturity Date,	(d)	Current
(a)	Lessor, or Similar Party	Rate of Interest, and Collateral	Cost	Value

*	Participant loans	Interest rates from 4.25% to 9.25%;
maturities from January 2015
		through May 2025	**	$774,783

*	Party-in-interest to the Plan.
**	Cost not required to be presented for participant directed investments.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Plans’ sponsors have duly caused this annual report to be signed on their behalf by the undersigned thereunto duly authorized.

SEMPRA ENERGY SAVINGS PLAN
(Full title of the Plan)

Date: June 24, 2015	By: /s/ G. JOYCE ROWLAND
G. Joyce Rowland, Senior Vice President, Chief Human Resources & Administrative Officer, Sempra Energy

SAN DIEGO GAS & ELECTRIC COMPANY SAVINGS PLAN
(Full title of the Plan)

Date: June 24, 2015	By: /s/ G. JOYCE ROWLAND
G. Joyce Rowland, Senior Vice President, Chief Human Resources & Administrative Officer, Sempra Energy

SOUTHERN CALIFORNIA GAS COMPANY RETIREMENT SAVINGS PLAN
(Full title of the Plan)

Date: June 24, 2015	By: /s/ G. JOYCE ROWLAND
G. Joyce Rowland, Senior Vice President, Chief Human Resources & Administrative Officer, Sempra Energy

MOBILE GAS SERVICE CORPORATION EMPLOYEE SAVINGS PLAN
(Full title of the Plan)

Date: June 24, 2015	By: /s/ G. JOYCE ROWLAND
G. Joyce Rowland, Senior Vice President, Chief Human Resources & Administrative Officer, Sempra Energy